SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of October 24, 2011, is entered into by and between etrinsic Limited, a company registered in England and Wales, acting through its French Branch (the “Purchaser”), and Winthrop Limited, an English limited company, and Christophe Delaune (each, a “Seller” and collectively, the “Sellers”), and InnerWorkings, Inc., a Delaware corporation (“Parent”).

RECITALS

A.           Sellers legally and beneficially own 100% of the issued and outstanding ordinary shares (the “Shares”) of Productions Graphics, a société par actions simplifiée (SAS) registered in France with the Nanterre Registry of Commerce and Companies under number 388 719 981 and whose registered office is located at 42, rue des Tilleuls, 92100 Boulogne-Billancourt, France (the “Company”).

B.           The Company and Company Subsidiaries are engaged in the business of print management (design, pre-press, marketing services and selling and fulfilling sales of print and print-related items (including promotional objects and point of sale items) (the “Business”) (For the purposes of this Agreement, “Company Subsidiaries” shall have the meaning set forth in Section 6(b)).

C.           Purchaser is etrinsic Limited, an indirect, wholly-owned subsidiary of Parent, acting for the purposes of this Agreement through its French branch located 73 rue du Chateau 92100 Boulogne Billancourt.

D.           Purchaser wishes to purchase from Sellers, and Sellers wish to sell to Purchaser, the Shares, upon the terms and subject to the conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, Sellers and Purchaser agree as follows:

1.           Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, covenants and agreements made in this Agreement by the parties, at the Closing (as defined below), Purchaser shall purchase and accept from Sellers, and Sellers shall sell, assign, transfer and deliver to Purchaser of all of Sellers’ right, title and interest in, to and under the Shares, free and clear of any and all liens, security interests, charges, pledges, covenants, conditions, restrictions, assessments, options, rights of first refusal, encumbrances and other adverse claims or rights whatsoever (collectively, “Encumbrances”).

2.           Purchase Price.  The aggregate purchase price being paid by Purchaser to Sellers for the transfer and delivery of the Shares and the rights and benefits conferred under this Agreement shall be equal to an amount up to €67,911,000 (sixty-seven million nine hundred and eleven thousand euros) (the “Purchase Price”).  The Purchase Price shall be paid in such amounts and at such times as set forth below:

(a)           An amount equal to €5,811,000 (five million eight hundred and eleven thousand euros), as adjusted pursuant to Section 3 below, to be paid as follows:

(i)           €4,191,000 (four million and one hundred ninety-one thousand euros), as adjusted pursuant to Section 3(a)(i), in cash, as follows:

(A)           €270,000 (two hundred seventy thousand euros) (the “Adjustment Holdback”), which amount, if any, shall be payable in accordance with Sections 3(b)(iv) through 3(b)(viii) below;

(B)           the amount of the Net Indebtedness (as set forth in Exhibit B) shall be delivered at Closing by wire transfer of immediately available funds to the Company, such Net Indebtedness to be paid by the Company to each applicable lender within one (1) business days from the receipt by the Company of such funds (where a “business day” for the purposes of this Agreement, shall be a day on which banks are normally open for business in Chicago and Paris (France)); and

(C)           the remainder of such amount, as adjusted pursuant to Section 3(a)(i) and after deduction for the Adjustment Holdback and the Net Indebtedness, shall be paid to Sellers on the Closing Date (the “Initial Cash Portion”), by wire transfer of immediately available funds pursuant to the wire transfer instructions set forth in the Disbursement Letter (as defined below).

(ii)           On or before the date which is sixty (60) days from the date of the execution of this Agreement (“Parent Shares Payment Date”), delivery to Sellers of a number of shares common stock of Parent registered for resale pursuant to a registration statement that has been filed with, and declared effective by, the U.S. Securities and Exchange Commission into the brokerage accounts designated by Sellers’ Representative (as defined in Section 31) equal to €1,620,000 (one million six hundred and twenty thousand euros) divided by the closing price (converted to euro based upon the then applicable exchange rate as published by the European Central Bank on the last trading day prior to the Closing) of the common stock of Parent on the NASDAQ Stock Market for the trading day immediately prior to the date on which such registered shares are delivered (the “Parent Shares”).  With respect to the delivery of Parent Shares pursuant to this Section 2(a)(ii), no fractional shares shall be issued to Sellers, and in lieu of delivery of any fractional shares, the value of any fractional share otherwise issuable to any Seller shall be paid in cash valued at the closing price (converted to euro based upon the then applicable exchange rate as published by the European Central Bank on the last trading day prior to the Closing) of the common stock of Parent on the NASDAQ Stock Market for the last trading day prior to the Parent Shares Payment Date.  In the event the Parent Shares are not registered for resale pursuant to an effective registration statement on the Parent Shares Payment Date so as to be freely and immediately tradable after delivery by Sellers, then €1,620,000 (one million six hundred and twenty thousand euros) will be immediately paid on such date to the Sellers in cash by wire transfer of immediately available funds pursuant to the wire transfer instructions set forth in the Disbursement Letter, unless otherwise notified by the Sellers’ Representative.

(b)           An additional amount up to €62,100,000 (sixty-two million one hundred thousand euros), to be paid to Sellers in accordance with Section 4 below.

3.           Purchase Price Adjustment.

(a)           Estimated Net Working Capital and Estimated Net Indebtedness.

(i)           Sellers’ Representative has prepared and delivered to Purchaser a consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2011 (the “September 30 Balance Sheet”), a copy of which is attached hereto as Exhibit A and which contains Sellers’ good faith best estimate of the Net Working Capital as of September 30, 2011 which is €(579,990) (negative five hundred and seventy-nine thousand nine hundred and ninety euros) (the “Estimated Net Working Capital”), determined on a basis consistent with the methodology to be employed in the calculation of the Net Working Capital described below.  To the extent that the Estimated Net Working Capital is more negative than €(583,000) (negative five hundred eighty-three thousand euros) (the “Minimum Closing Net Working Capital”), the Purchase Price (and the Initial Cash Portion required to be made pursuant to Section 2(a)(i) at the Closing) will be decreased euro-for-euro by the amount by which it is more negative.  To the extent that the Estimated Net Working Capital is less negative than the Minimum Closing Net Working Capital, the Purchase Price (and the Initial Cash Portion required to be made pursuant to Section 2(a)(i) at the Closing) will be increased euro-for-euro by the amount by which it is less negative.

(ii)           The September 30 Balance Sheet contains Sellers’ good faith best estimate of the Net Indebtedness as of September 30, 2011 (the “Net Indebtedness”) determined on a basis consistent with the methodology to be employed in the calculation of the Net Indebtedness described below, which the parties estimate to be €666,774.

(iii)           Considering clauses (i) and (ii) of this Section 3(a), the portion of the Purchase Price to be paid pursuant to the first sentence of Section 2(a) above, after deduction of the Net Indebtedness and the adjustment, without duplication, pursuant to this Section 3(a), but subject to further adjustment pursuant to Section 3(b) below, is equal to €5,147,236, and the detail of this determination for the purposes of the Closing is set forth in Exhibit B.

(iv)           For purposes of this Agreement, the term “Net Working Capital” means the excess of all of the Company’s consolidated current assets over all of the Company’s consolidated current liabilities as of September 30, 2011; provided, however, that the parties agree that for purposes of determining Net Working Capital, (A) the Company’s consolidated current assets shall, without duplication, not include (1) the capital contribution made by Purchaser pursuant to Section 13(d), (2) any accounts receivable that the Company has sold under any factoring contract or similar arrangement, or (3) any deferred tax assets (as recognized in accordance with US GAAP), (B) the Company’s consolidated current liabilities shall include an amount equal to €280,000 for the outstanding amounts payable by the Company in connection with its acquisition of the outstanding equity interests of Company Subsidiaries to Section 13(g), and (C) the Company’s consolidated current liabilities shall not include (1) any liability arising from accounts receivable that the Company has sold under any factoring contract or similar arrangement, (2) any deferred tax liabilities (as recognized in accordance with US GAAP), or (3) any liabilities of the Company which Sellers are obligated to pay pursuant to Section 16 of this Agreement, except to the extent accrued for separately as current liabilities on the Final Closing Balance Sheet. The Net Working Capital shall be determined in accordance with United States generally accepted accounting principles (“US GAAP”), consistently applied, except as otherwise provided in this Section 3(a)(iv).

(v)           For purposes of this Agreement, the term “Net Indebtedness” means, on a consolidated basis, the excess of (A) all indebtedness of the Company or any of its Subsidiaries for borrowed money, whether current or funded, secured or unsecured, direct or indirect, including any accrued and unpaid interest, fees and prepayment penalties, if any (“Indebtedness”), and including without limitation, (i) any indebtedness to any lender or creditor under credit facilities of the Company or its Subsidiaries or borrowed money evidenced by notes, bonds, debentures or other debt securities, (ii) any letters of credit, (iii) any cash overdrafts, (iv) any capital lease obligations and other indebtedness for the deferred purchase price of property or services with respect to which the Company or any of its Subsidiaries is liable, contingently or otherwise, as obligor or otherwise, (iv) any notes payable to any of the Company’s shareholders, vendors, customers or third parties, (v) any severance or change of control payment, liability or obligation owed or due to be paid as a result of the sale of the Shares, (vi) indebtedness of the types described in clauses (i) through (v) guaranteed, directly or indirectly, in any manner by the Company or any of its Subsidiaries through an agreement, contingent or otherwise, and (vii)  all interest owed on the date for which Indebtedness is being calculated with respect to the indebtedness referred to above and any prepayment penalties or fees or similar breakage costs or other fees and costs required to be paid in order for such indebtedness to be satisfied and discharged in full, over (B) cash and assimilate.  For the avoidance of doubt, “Indebtedness” shall not include any liability arising from accounts receivable that the Company has sold under any factoring contract or similar arrangement.

(b)           Actual Net Working Capital and Actual Net Indebtedness.

(i)           As soon as practicable after the Closing Date, but not later than ninety (90) days following the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Representative, a balance sheet of the Company as of September 30, 2011 in accordance with US GAAP consistently applied, except as otherwise provided in Section 3(a)(iv) (the “Final Closing Balance Sheet”), reflecting all adjustments being made by Purchaser to the September 30 Balance Sheet and a calculation of the Net Working Capital as of September 30, 2011 (the “Actual Net Working Capital”), and a calculation of the Net Indebtedness as of September 30, 2011 (the “Actual Net Indebtedness”), together with:

(A)           a statement setting forth the amount, if any, by which the Actual Net Working Capital is more negative than the Estimated Net Working Capital (such deficiency, the “Net Working Capital Deficit”) or the Actual Net Working Capital is less negative than the Estimated Net Working Capital (such excess, the “Net Working Capital Surplus”); and

(B)           a statement setting forth the amount, if any, by which the Actual Net Indebtedness is greater than the Net Indebtedness (such positive difference, if any, the “Net Indebtedness Increase”) or the Actual Net Indebtedness is less than the Net Indebtedness (such negative difference, the “Net Indebtedness Decrease”); and

(C)           all workpapers and copies of source documents that reasonably support and document the determination of the Actual Net Working Capital and Actual Net Indebtedness (collectively, the “Supporting Documents”).

(ii)           Purchaser shall prepare or coordinate the preparation of the Final Closing Balance Sheet, the cost of which shall be borne by Purchaser.  Sellers’ Representative, Purchaser, and their respective accountants and other representatives shall reasonably cooperate with the other in the preparation and review of the Final Closing Balance Sheet, including, without limitation, by providing access to accountants’ work papers relevant to the Final Closing Balance Sheet as well as the books and records related thereto.

(iii)           Within thirty (30) days after the delivery of the Final Closing Balance Sheet and Supporting Documents to Sellers’ Representative, Sellers’ Representative may deliver a written notice (the “Protest Notice”) to Purchaser of any objections, which notice shall describe the nature of any such objection in reasonable detail, identify the specific items involved and the euro amount of each such objection.  Sellers’ Representative shall provide reasonable supporting documentation for each such objection concurrently with the delivery of the Protest Notice.  The failure of Sellers’ Representative to deliver a Protest Notice within such 30-day period will constitute Sellers’ acceptance of the Final Closing Balance Sheet.  After the end of such 30-day period, neither Sellers’ Representative nor Purchaser may introduce additional disagreements with respect to any item in the Final Closing Balance Sheet.

(iv)           If Sellers’ Representative timely delivers a Protest Notice to Purchaser, then any dispute shall be resolved as follows:

(A)           The parties shall promptly endeavor to negotiate in good faith to agree upon the amount of the Actual Net Working Capital or Actual Net Indebtedness.  In the event that a written agreement determining the amount of the Actual Net Working Capital or Actual Net Indebtedness has not been reached within ten (10) business days after the date of receipt by Purchaser of the Protest Notice, any such remaining matters in dispute may be referred to a reputable, independent accounting firm agreed upon by the parties which shall serve as the arbiter for the matters in dispute regarding the calculation of the Actual Net Working Capital or Actual Net Indebtedness, as the case maybe (the “Working Capital Arbiter”).  In the event that the parties cannot agree upon the selection of the Working Capital Arbiter or Actual Net Indebtedness within such 10-business day period, each of Purchaser and Sellers’ Representative shall select one (1) reputable accounting firm and the two accounting firms shall jointly choose a reputable, independent accounting firm with whom neither Purchaser nor any Seller has any relationship which shall serve as the Working Capital Arbiter.  In the event the Working Capital Arbiter cannot be selected pursuant to this procedure within such ten (10) business day period, or if the designated Working Capital Arbiter shall have refused its mission, either party shall be entitled to request the designation of the Working Capital Arbiter by the President of the Paris Commercial Court; provided, that the other party is given a reasonable opportunity to be heard by the President of the Paris Commercial Court on such matter, and such selection shall be conclusive and binding upon the parties. Upon the selection of the Working Capital Arbiter, each of Purchaser’s and Sellers’ Representative’s determination of the items in dispute shall be submitted to the Working Capital Arbiter.

(B)           The Working Capital Arbiter shall be directed to render a detailed written report that sets forth the resolution of all items in dispute and that contains a final copy of the Final Closing Balance Sheet as promptly as practicable, and to resolve only those issues of dispute set forth in the Protest Notice.  Each of Sellers’ Representative and Purchaser shall furnish to the Working Capital Arbiter such work papers, schedules and other documents and information relating to the unresolved disputed issues as the Working Capital Arbiter may reasonably request.  The Working Capital Arbiter shall establish the procedures it shall follow (including procedures regarding the presentation of materials supporting each party’s position) giving due regard to the mutual intention of Purchaser and Sellers to resolve each of the disputed items and amounts as accurately, quickly, efficiently and inexpensively as possible, but in no event later than ninety (90) days after the Protest Notice is sent by Sellers’ Representative.  The resolution of the dispute and the calculation of the Actual Working Capital or Actual Net Indebtedness shall be final and binding upon each party hereto absent manifest error by the Working Capital Arbiter.  The fees and expenses of the Working Capital Arbiter shall be borne exclusively by the party whose last proposal with respect to the disputed items (prior to the submission thereof to the Working Capital Arbiter) is furthest from the final determination of the disputed items by the Working Capital Arbiter.

(v)           If, after the final determination of (A) the Actual Net Working Capital, there is a Net Working Capital Deficit, and/or (B) the Actual Net Indebtedness, there is a Net Indebtedness Increase, then the Purchase Price shall be reduced euro-for-euro by the entire amount of the aggregate sum of the Net Working Capital Deficit and Net Indebtedness Increase.  Purchaser shall be entitled to the amount of such reduction, which amount (the “Total Deficit”) shall be paid as follows: (C) if the Total Deficit is less than the Adjustment Holdback, then Purchaser shall offset the amount of the Total Deficit against the Adjustment Holdback, and Purchaser shall pay the balance of the Adjustment Holdback to Sellers in accordance with Sellers’ Representative’s written instructions within ten (10) business days after the final determination of the Actual Net Working Capital and/or Actual Net Indebtedness; and (D) if the Total Deficit is greater than the Adjustment Holdback, then Sellers shall pay to Purchaser the amount of such excess within ten (10) business days after the final determination of the Actual Net Working Capital and/or Actual Net Indebtedness, and Purchaser shall retain the full amount of the Adjustment Holdback.

(vi)           If, after the final determination of (A) the Actual Net Working Capital, there is a Net Working Capital Surplus, and/or (B) the Actual Net Indebtedness, there is a Net Indebtedness Decrease, then the Purchase Price shall be increased euro-for-euro by the entire amount of the aggregate sum of the Net Working Capital Surplus and Net Indebtedness Decrease.  Sellers shall be entitled to the sum of (A) the amount of such increase and (B) the amount of the Adjustment Holdback, which sum shall be paid to Sellers within ten (10) business days after the final determination of the Actual Net Working Capital and/or Actual Net Indebtedness.

(vii)           If, after the final determination of the Actual Net Working Capital, the Actual Net Working Capital is equal to the Estimated Net Working Capital, then Sellers shall be entitled to the amount of the Adjustment Holdback (without duplication of any portion of the Adjustment Holdback otherwise payable to Sellers pursuant to this Section 3(b) and reduced by any portion of the Adjustment Holdback payable to Purchaser pursuant to this Section 3(b)), which amount shall be paid to Sellers within ten (10) business days after the final determination of the Actual Net Working Capital.

(viii)           If, after the final determination of the Actual Net Indebtedness, the Actual Net Indebtedness is equal to the Net Indebtedness, then Sellers shall be entitled to the amount of the Adjustment Holdback (without duplication of any portion of the Adjustment Holdback otherwise payable to Sellers pursuant to this Section 3(b) and reduced by any portion of the Adjustment Holdback payable to Purchaser pursuant to this Section 3(b)), which amount shall be paid to Sellers within ten (10) business days after the final determination of the Actual Net Indebtedness.

(ix)           Upon notice to Sellers’ Representative specifying in reasonable detail the basis therefor, Purchaser may, pursuant to applicable law, set-off any amount to which it is ultimately and finally be owed under this Section 3 after a final determination by the Working Capital Arbiter as provided for above unless Sellers’ Representative does not deliver a Protest Notice as provided for above, against amounts otherwise payable under Section 4.  The exercise of such a right of set-off by Purchaser in good faith will not constitute a breach of Section 4.  Neither the exercise of, nor the failure to exercise, such right of set-off will constitute an election of remedies or limit Purchaser or Sellers in any manner in the enforcement of any other remedies that may be available to it.

4.           Earn-Out.

(a)           For the purposes of this Section 4, the following terms shall have the meanings set forth below:

“Accretive Earnings” shall mean, for any period after the Closing with respect to any business acquired by the Company or by a Company Subsidiary, or in the event the Company and Company Subsidiaries have become a separate integral division of Parent pursuant to Section 4(j)(iv) (“PG Group”), any acquired business attributable to PG Group, the excess, if any, of (x) the earnings of such acquisition target or acquired business, excluding interest, taxes, depreciation and amortization, as calculated by Purchaser in accordance with US GAAP consistently applied, over (y) the budgeted amount of earnings of such acquisition target or acquired business, excluding interest, taxes, depreciation and amortization, as calculated by Purchaser in accordance with US GAAP consistently applied, as of the date of the closing of such acquisition; it being agreed that (A) in the event that the purchase price of such acquisition includes an earn-out or other contingent consideration based upon the achievement of certain earnings targets, the “budgeted amount of earnings” shall be equal to such targets, and (B) in the event that the purchase price of such acquisition does not include an earn-out or other contingent consideration based upon the achievement of certain earnings targets, the “budgeted amount of earnings” shall be equal to the amounts agreed upon by Purchaser and Sellers’ Representative prior to the closing of such acquisition; and it being further agreed that the earnings of any business acquired by PG Group during the Earn-Out Period shall not be included in the calculation of Accretive Earnings without the written consent of Sellers’ Representative prior to the closing of such acquisition.

“Cumulative Earn-Out Payment” shall mean any payment of the amounts as determined in accordance with Section 4(g), which shall, if made, constitute additional consideration for the Shares.

“Cumulative EBITDA” shall mean the cumulative EBITDA generated from October 1, 2011 through and including December 31, 2015.

“Earn-Out Accounts” shall mean (i) all Existing Accounts and (ii) all New Accounts.

“Earn-Out Period” shall mean the period beginning on October 1, 2011 and ending December 31, 2015.

“EBITDA” shall mean, for any period, the consolidated earnings of PG Group (or of the Business) attributable to all Earn-Out Accounts excluding interest, taxes, depreciation and amortization, as calculated by Purchaser in accordance with US GAAP consistently applied.  For purposes of this definition, the following items shall be excluded from the calculation of EBITDA and shall not cause a reduction of EBITDA for any applicable period:  (i) interest expenses and amortization (rental payments) attributable to any capital leases (provided, however, that the Company may be charged for, and the calculation of EBITDA shall include, rent expenses attributable to any operating leases and receivable discounting expenses attributable to any factoring contracts or similar arrangements); (ii) any EBITDA Earn-Out Payment and any adjustments to the Purchase Price during such period (including, for the avoidance of doubt, any indemnification, claim or payment of the Purchaser for Losses pursuant to Section 12); (iii) transactional costs and expenses, including legal, audit and accounting fees, incurred in connection with the transaction contemplated by this Agreement or any dispute under or with respect to this Agreement or any exhibits hereto; (iv) transactional costs and expenses, including legal, audit and accounting fees, incurred in connection with any business(es) acquired by PG Group after the Closing Date, if such acquisition is completed without the prior written consent of the Sellers’ Representative; and (v) any corporate overhead charges or management fees by Purchaser or any of its subsidiaries or affiliates (hereafter collectively, “Purchaser Companies”) (provided, however, that the Company may be charged for, and the calculation of EBITDA shall include, (A) the cost of all services provided by finance, accounting and information technology employees of the Company and not of Purchaser or any Purchaser Companies, and (B) its allocable share (as reasonably determined by Purchaser) of any out-of-pocket costs for products or services purchased or procured by the Purchaser or Purchaser Companies from third parties for the benefit of the Company (e.g., the Purchaser may purchase insurance for all operating Purchaser Companies, including the Company, and allocate a portion of the cost thereof to the Company), provided the cost for such products or services do not exceed the amount of expense (if any) historically incurred by the Company for such type of product or service, subject to the allowance for any general increase in the market prices of such product or service).  For purposes of this definition, any “Accretive Earnings” shall be included in the calculation of EBITDA and shall cause an increase of EBITDA for any applicable period.

“EBITDA Earn-Out Payment” shall mean any payment of the amounts as determined in accordance with Section 4(f), which shall, if made, constitute additional consideration for the Shares.

“EBITDA Measurement Period” shall mean each of the First EBITDA Measurement Period, the Second EBITDA Measurement Period, the Third EBITDA Measurement Period, the Fourth EBITDA Measurement Period and the Fifth EBITDA Measurement Period.

“Existing Accounts” shall mean those accounts with the existing customers of the Company and Company Subsidiaries listed in Schedule 4(a); provided, however, that no account listed on Schedule 4(a) as of the Closing shall constitute an Earn-Out Account unless (i) such account is with a customer of the Company or a Company Subsidiary to whom the Company or such Company Subsidiary has delivered an invoice within the twelve (12) month period prior to the Closing and (ii) with respect to any customer with multiple business units and/or print buyers, such account shall include and be limited to the actual business unit or print buyer of such customer.

“Fifth EBITDA Measurement Period” shall mean the period beginning on January 1, 2015 and ending December 31, 2015.

“First EBITDA Measurement Period” shall mean the period beginning on October 1, 2011 and ending December 31, 2011.

“Fourth EBITDA Measurement Period” shall mean the period beginning on January 1, 2014 and ending December 31, 2014.

“New Accounts” shall mean (i) those prospective accounts with prospective customers of the Company and Company Subsidiaries listed in Schedule 4(b) and (ii) all future customer accounts obtained by PG Group during the Earn-Out Period; provided, that each such customer account was obtained by PG Group from time to time after the Closing in accordance with Section 4(h) and continues to satisfy the other conditions set forth in Section 4(h).

“Second EBITDA Measurement Period” shall mean the period beginning January 1, 2012 and ending December 31, 2012.

“Third EBITDA Measurement Period” shall mean the period beginning January 1, 2013 and ending December 31, 2013.

(b)           Within fifteen (15) days following the close of the audited consolidated annual accounts of the PG Group after the end of each EBITDA Measurement Period, but in no event later than sixty-five (65) days after the end of such EBITDA Measurement Period, Purchaser shall provide to Sellers’ Representative a statement of the EBITDA (which shall include, for the purposes of Sections 4(b), 4(c), and 4(d), any Accretive Earnings, to the extent applicable) for the applicable EBITDA Measurement Period then-ended (the “EBITDA Statement”), detailing Purchaser’s calculation of the EBITDA for such EBITDA Measurement Period.  Purchaser shall provide to Sellers’ Representative and its accountants copies of such records and work papers created in connection with preparation of the EBITDA Statement which are reasonably required to support such EBITDA Statement.  Sellers’ Representative and its accountants shall have the right to inspect and copy PG Group’ books and records during business hours at the Company’s offices, upon reasonable prior notice and solely for purposes reasonably related to the determinations of EBITDA.  Upon receipt of each EBITDA Statement for any EBITDA Measurement Period, Sellers’ Representative shall be entitled to object to the calculation of EBITDA for such period by delivery to Purchaser of a notice of objection (a “Notice of Objection”).  If Sellers’ Representative fails to deliver a Notice of Objection to Purchaser within thirty (30) days following receipt of the EBITDA Statement, then the determination of EBITDA by Purchaser as set forth in the EBITDA Statement shall be final and binding on the parties hereto.

(c)           If Sellers’ Representative timely delivers a Notice of Objection to Purchaser, then any dispute shall be resolved as follows:

(i)           Sellers’ Representative and Purchaser shall promptly endeavor to negotiate in good faith in an attempt to agree upon the amount of the EBITDA, and Purchaser shall provide such additional documents and information as reasonably requested by Sellers’ Representative that relate to the dispute in question.  In the event that a written agreement determining the amount of the EBITDA has not been reached within ten (10) business days after the date of receipt by Purchaser of the Notice of Objection, Sellers’ Representative and Purchaser shall jointly choose one (1) reputable, international, independent accounting firm with whom neither the Purchaser and its principals or any affiliate of any of them, nor any Seller and its respective principals or any affiliate of any of them have any relationship to adjudicate the determination of the EBITDA, which accounting firm shall serve as the arbiter for the dispute over the calculation of EBITDA (the “EBITDA Arbiter”).  In the event that the parties cannot agree upon the selection of the EBITDA Arbiter within such ten (10) business day period, or if the mutually acceptable EBITDA Arbiter shall have refused its mission, either party shall be entitled to request the designation of the EBITDA Arbiter by the President of the Paris Commercial Court; provided, that the other party is given a reasonable opportunity to be heard by the President of the Paris Commercial Court on such matter, and such selection shall be conclusive and binding upon the parties. Upon the selection of the EBITDA Arbiter, each of the Purchaser’s and Sellers’ Representative’s determination of the EBITDA shall be submitted to the EBITDA Arbiter.

(ii)           The EBITDA Arbiter shall be directed to render a written report on the unresolved disputed issues with respect to the EBITDA as promptly as practicable but in no event later than thirty (30) days after the date of acceptance of its duties, and to resolve only those issues of dispute set forth in the Notice of Objection.  Sellers’ Representative and Purchaser shall each furnish to the Arbiter such work papers, schedules and other documents and information relating to the unresolved disputed issues as the EBITDA Arbiter may reasonably request. Purchaser shall promptly provide such access as Sellers’ Representative, its accountants or the EBITDA Arbiter may reasonably require, (i) to the books, records and accounts of PG Group, and (ii) to the personnel or accountants responsible for the finances and accounts of PG Group. Any delay in providing such access shall toll the respective periods set forth above.  The EBITDA Arbiter shall establish the procedures it shall follow (including procedures regarding to the presentation of materials supporting each party’s position) giving due regard to the mutual intention of the parties to resolve each of the disputed items and amounts as accurately, quickly, efficiently and inexpensively as possible.  The resolution of the dispute and the calculation of the EBITDA shall be final and binding upon each party hereto absent manifest error.  The fees and expenses of the EBITDA Arbiter shall be borne exclusively by the party whose proposal for the EBITDA is furthest from the final determination of the EBITDA by the EBITDA Arbiter.

(d)           Each date on which the EBITDA is finally determined shall be referred to herein as a “EBITDA Settlement Date.”

(e)           Within ten (10) business days from the date that an EBITDA Statement is delivered to Sellers’ Representative reflecting that an EBITDA Earn-Out Payment (as determined in accordance with Section 4(f) below) or a Cumulative Earn-Out Payment (as determined in accordance with Section 4(g) below) is due, Purchaser shall pay to Sellers the applicable EBITDA Earn-Out Payment (as determined in accordance with Section 4(f) below), the applicable Cumulative Earn-Out Payment (as determined in accordance with Section 4(g) below), or the portion of any applicable EBITDA Earn-Out Payment or Cumulative Earn-Out Payment that is not then in dispute under Sections 4(b) and 4(c) above as follows:  (i) seventy percent (70%) in cash (euros) by wire transfer in accordance with wire transfer instructions provided to Purchaser by Sellers’ Representative; and (ii) thirty percent (30%) in Parent common stock, registered for resale pursuant to an affective registration statement, valued at the closing price of the common stock of Parent on the NASDAQ Stock Market for the last trading day of the applicable EBITDA Measurement Period and delivered in book-entry form to the brokerage account stated in the Disbursement Letter or such other brokerage account as Sellers’ Representative shall indicate by notice to Purchaser (or if the shares of common stock of Parent are no longer listed on the NASDAQ Stock Market, then the common stock shall be valued at the closing price of such common stock (converted to euro based upon the then applicable exchange rate on the last trading day of the applicable EBITDA Measurement Period, as published by the European Central Bank) on such exchange or market as shares of Parent common stock are then traded; provided, that if shares of common stock of Parent (or any portion thereof) are not registered for resale pursuant to an effective registration statement, or no longer regularly traded on a public stock exchange on such date (including a suspension of the trading of the stock for any reason) so as to be freely and immediately tradable after delivery (including as a result of any transaction with respect to Parent described in the last sentence of Section 4(k)), such share portion of the applicable EBITDA Earn-Out Payment or Cumulative Earn-Out Payment, as the case may be, shall be paid to Sellers in cash in the same way as the cash portion of the applicable EBITDA Earn-Out Payment or Cumulative Earn-Out Payment).  With respect to the delivery of the Parent common stock pursuant to this Section 4(e), no fractional shares shall be issued to Sellers, and in lieu of delivery, the value of any fractional share otherwise issuable to any Seller shall be paid in cash valued at the closing price of such common stock for the last trading day of the applicable EBITDA Measurement Period (converted to euros based upon the then applicable exchange rate, as published by the European Central Bank).

Notwithstanding the foregoing, if an EBITDA Earn-Out Payment becomes due and payable to Sellers after the resolution of a dispute pursuant to Section 4(c) above, then Purchaser shall pay to Sellers, in the same proportion of cash (i.e., 70%) and Parent common stock registered for resale pursuant to an effective registration statement (i.e., 30%) described in this Section 4(e), the applicable EBITDA Earn-Out Payment or Cumulative Earn-Out Payment within ten (10) business days of the EBITDA Settlement Date.  The obligation of Purchaser to pay any EBITDA Earn-Out Payment or Cumulative Earn-Out Payment to Sellers shall not be affected by the death, disability, bankruptcy, dissolution or winding-up of any Seller. Further, the obligation of Purchaser to pay any EBITDA Earn-Out Payment or Cumulative Earn-Out Payment to Sellers shall not be affected by the termination of duties of B’Prod SARL, for any reason or no reason, as President of the Company pursuant to the Engagement Letter. Each Seller agrees, and as a condition to receiving any EBITDA Earn-Out Payment or Cumulative Earn-Out Payment, covenants to attest and certify the following, as of the time of each such EBITDA Earn-Out Payment or Cumulative Earn-Out Payment:

(i)           Such Seller will not re-allocate or re-direct any EBITDA Earn-Out Payment or Cumulative Earn-Out Payment received from Purchaser to such Seller in a manner that is inconsistent with such Seller’s ownership interest in the Company at the time of Closing; and

(ii)           Such Seller will not re-distribute any EBITDA Earn-Out Payment or Cumulative Earn-Out Payment to current or former employees of Purchaser or to current or former employees of the Company.

(f)           The applicable EBITDA Earn-Out Payments shall be determined as follows and paid in accordance with the procedures and on the date set forth in Section 4(e):

(i)           If EBITDA for the First EBITDA Measurement Period equals or exceeds €1,000,000 (one million euros), Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to €1,200,000 (one million two hundred thousand euros).

(ii)           If EBITDA for the First EBITDA Measurement Period is less than €1,000,000, but equals or exceeds €800,000, Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to the sum of:

(A)           €400,000, and

(B)           €800,000 times a fraction, (A) the numerator of which is the positive difference between (x) the EBITDA for the First EBITDA Measurement Period and (y) eighty percent (80%) of the EBITDA target for the First EBITDA Measurement Period, and (B) the denominator of which is twenty percent (20%) of the EBITDA target for the First EBITDA Measurement Period.

(iii)           If EBITDA for the Second EBITDA Measurement Period equals or exceeds €2,300,000 (two million three hundred thousand euros), Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to €5,900,000 (five million nine hundred thousand euros).

(iv)           If EBITDA for the Second EBITDA Measurement Period is less than €2,300,000 (two million three hundred thousand euros), but equals or exceeds €1,840,000 (one million eight hundred forty thousand euros), Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to the sum of:

(A)           €1,966,667, and

(B)           €3,933,333 times a fraction, (A) the numerator of which is the positive difference between (x) the EBITDA for the Second EBITDA Measurement Period and (y) eighty percent (80%) of the EBITDA target for the Second EBITDA Measurement Period, and (B) the denominator of which is twenty percent (20%) of the EBITDA target for the Second EBITDA Measurement Period (By way of example only, if the EBITDA for the Second Measurement Period is equal to €2,208,000, then the EBITDA Earn-Out Payment for such period would be €5,113,334 (or 1,966,667 + 3,146,666).

(v)           If EBITDA for the Third EBITDA Measurement Period equals or exceeds €3,400,000 (three million four hundred thousand euros), Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to €6,500,000 (six million five hundred thousand euros).

(vi)           If EBITDA for the Third EBITDA Measurement Period is less than €3,400,000 (three million four hundred thousand euros), but equals or exceeds €2,720,000 (two million seven hundred twenty thousand euros), Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to the sum of:

(A)           €2,166,667, and

(B)            €4,333,333 times a fraction, (A) the numerator of which is the positive difference between (x) the EBITDA for the Third EBITDA Measurement Period and (y) eighty percent (80%) of the EBITDA target for the Third EBITDA Measurement Period, and (B) the denominator of which is twenty percent (20%) of the EBITDA target for the Third EBITDA Measurement Period.

(vii)           If EBITDA for the Fourth EBITDA Measurement Period equals or exceeds €5,300,000 (five million three hundred thousand euros), Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to €14,000,000 (fourteen million euros).

(viii)           If EBITDA for the Fourth EBITDA Measurement Period is less than €5,300,000 (five million three hundred thousand euros), but equals or exceeds €4,240,000 (four million two hundred forty thousand euros), Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to the sum of:

(A)           €4,666,667, and

(B)           €9,333,333 times a fraction, (A) the numerator of which is the positive difference between (x) the EBITDA for the Fourth EBITDA Measurement Period and (y) eighty percent (80%) of the EBITDA target for the Fourth EBITDA Measurement Period, and (B) the denominator of which is twenty percent (20%) of the EBITDA target for the Fourth EBITDA Measurement Period.

(ix)           If EBITDA for the Fifth EBITDA Measurement Period equals or exceeds €7,200,000 (seven million two hundred thousand euros), Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to €22,000,000 (twenty-two million euros).

(x)           If EBITDA for the Fifth EBITDA Measurement Period is less than €7,200,000 (seven million two hundred thousand euros), but equals or exceeds €5,760,000 (five million seven hundred sixty thousand euros), Purchaser shall pay to Sellers an EBITDA Earn-Out Payment in an amount equal to the sum of:

(A)           €7,333,333, and

(B)            €14,666,667 times a fraction, (A) the numerator of which is the positive difference between (x) the EBITDA for the Fifth EBITDA Measurement Period and (y) eighty percent (80%) of the EBITDA target for the Fifth EBITDA Measurement Period, and (B) the denominator of which is twenty percent (20%) of the EBITDA target for the Fifth EBITDA Measurement Period.

(xi)           Solely for purposes of this Section 4(f), and to the extent that EBITDA for any EBITDA Measurement Period exceeds the EBITDA target for such EBITDA Measurement Period as set forth in Section 4(f)(iii), 4(f)(v), 4(f)(vii) or 4(f)(ix), as applicable (such excess being the “EBITDA Surplus”), then such EBITDA Surplus shall be applied, without duplication, to the calculation of EBITDA for one or more prior EBITDA Measurement Periods to the extent that the EBITDA for any prior EBITDA Measurement Period is less than the EBITDA target for such EBITDA Measurement as set forth in Section 4(f)(i), 4(f)(iii), 4(f)(v) or 4(f)(vii).  In the event that any EBITDA Surplus is applied to the calculation of EBITDA for any prior EBITDA Measurement Period, Purchaser shall pay to Sellers the amount of the Earn-Out Payment due for such EBITDA Measurement Period, less the amount of any Earn-Out Payment previously paid for such EBITDA Measurement Period.

(g)           In addition to the applicable EBITDA Earn-Out Payments above, the Cumulative Earn-Out Payment shall be determined as follows and paid in accordance with the procedures and on the date set forth in Section 4(e):

(i)           If Cumulative EBITDA equals or exceeds €30,000,000 (thirty million euros) as of December 31, 2015, Purchaser shall pay to Sellers a Cumulative Earn-Out Payment in an amount equal to €12,500,000 (twelve million five hundred thousand euros).

(ii)           If Cumulative EBITDA is less than €30,000,000 (thirty million euros) as of December 31, 2015, but equals or exceeds €24,000,000 (twenty-four million euros) as of December 31, 2015, Purchaser shall pay to Sellers a Cumulative Earn-Out Payment in an amount equal to the sum of:

(A)           €4,166,667, and

(B)           €8,333,333 times a fraction, (A) the numerator of which is the positive difference between (x) the Cumulative EBITDA as of December 31, 2015 and (y) eighty percent (80%) of the Cumulative EBITDA target in clause (i) above, and (B) the denominator of which is twenty percent (20%) of the Cumulative EBITDA target in clause (i) above.

(h)           During the Earn-Out Period, Sellers’ Representative will not cause PG Group to, or permit PG Group to, accept any New Accounts, except in accordance with this Section 4(h).  Each new customer account of PG Group shall constitute a New Account if such customer account is listed on Schedule 4(b) or was obtained by PG Group or any of PG Group’s current or future employees or sales people in compliance with the standard policies and procedures used by Parent with respect to Parent’s or Parent Companies’ sales personnel (as such policies and procedures may be supplemented or amended from time to time); provided, that Parent agrees to approve or reject in writing any proposed customer account as a New Account no event later than five (5) business days after any such request; provided, further, that in the event any customer account fails to produce revenues within any one hundred eighty (180) day period, such customer account shall no longer constitute a New Account unless Sellers’ Representative and Parent otherwise agree in writing.  In addition, Sellers’ Representative may provide a written request for approval of a new customer account as a New Account, and Parent shall approve such customer account if Parent reasonably determines that such customer account satisfies Parent’s then existing policies and procedures for accepting new customer accounts.  With respect to any customer with multiple business units and/or print buyers, the New Account shall include and be limited to the actual business units or print buyers of such customer.  To the extent PG Group supports any customer account in combination with Parent or any Parent Company, Parent shall allocate the amount of earnings attributable to such customer between the Company and Parent (or such Parent Company) as the Sellers’ Representative and Parent shall agree before any business with any such customer account is undertaken by PG Group.  If the parties are unable to agree the allocation, then such customer account shall not be deemed a New Account and PG Group shall not be required to carry out any work for such customer.  Without limitation on the foregoing, Parent shall have the sole authority to determine to whom Purchaser or PG Group will extend credit (including any Earn-Out Accounts), and Sellers shall have no recourse against Parent with respect to any credit decision made by Parent.

(i)           During the Earn-Out Period, Purchaser covenants and undertakes to use its reasonable best efforts to (i) continue to operate PG Group and the Business in a manner consistent with the Company’s past practices, subject to PG Group and the Business continuing to perform in a manner materially consistent with its past performance and to the express limitations set forth in this Agreement, (ii) maintain the integrity of the Business (including the business of any new Company Subsidiaries which may be acquired or incorporated during the Earn-Out Period) so as to make calculation of EBITDA determinable and verifiable, (iii) permit B’Prod SARL, in its capacity as President of the Company, to continue to operate the Business in a manner substantially consistent with the Company’s past practices and with its duties and responsibilities set forth in the Engagement Letter (defined below) and maintain separate accounting books and records of PG Group, and (iv) give Sellers unrestricted access during normal office hours to PG Group’s operations and financial records and accounting books and records, but subject to the Business continuing to perform in a manner materially consistent with its past performance and to the limitations set forth in this Agreement and the Engagement Letter.

(j)           Notwithstanding anything in this Agreement to the contrary, except as expressly set forth in Section 4(h) and 4(i), or as required by Parent’s contractual covenant of good faith and fair dealing, this Agreement shall impose no restrictions on the operation of the Business by Parent after the Closing or on the operations, business or activities of Parent after the Closing; provided, however, that during the Earn-Out Period, Parent shall not act in an arbitrary or commercially unreasonable manner in the conduct or operation of the Business and PG Group if such action would reasonably be expected to materially interfere with the achievement of the EBITDA targets set forth in this Section 4.  Without limiting the foregoing, but subject to the provisions of Section 4(h), Sellers acknowledge and agree that at such time following the Closing as may be reasonably determined by Purchaser following consultation with Sellers’ Representative, (i) Parent will operate the Business under the name “InnerWorkings,” (ii) all financial statements, billing matters, payment of accounts payable, collections of accounts receivable, bank accounts, credit facilities, marketing and corporate branding materials or similar information (including without limitation, the Company’s letterhead, business cards, signage, and website) and other financial operations or activities of the Business will be consolidated with Parent, (iii) the Business will transition to using Parent’s operational and financial technology, and in connection with such transition, Parent shall use its reasonable best efforts to insure that no material deterioration in the timeliness and accuracy of order processing, job tracking, billing, collections or the availability of budgeted operating capital results from such transition, and (iv) Parent may, in its sole discretion, dissolve the Company or any Company Subsidiary if and only if, following such dissolution, Parent operates the Business as a separate integral division of Parent; provided, however, that Parent covenants and undertakes to maintain the integrity, operations and financial records of the Business and maintain separate accounting books and records of PG Group; provided further, however, that Parent covenants and undertakes to maintain the integrity and operations of the Business so as to make calculation of EBITDA determinable and verifiable, until all of Parent and Purchaser’s obligations under this Section 4 have terminated or otherwise been satisfied.

(k)           Upon (i) the occurrence and continuance of any Triggering Event (as defined below) at any time on or prior to the end of the First EBITDA Measurement Period, the sum of €49,600,000 (forty-nine million six hundred thousand euros) shall become immediately due and payable in accordance with Section 4(e) with respect to the EBITDA targets payable for the First, Second, Third, Fourth and Fifth EBITDA Measurement Periods, all without any notice of any kind, (ii) the occurrence and continuance of any Triggering Event at any time after the end of the First EBITDA Measurement Period and on or prior to the end of the Second EBITDA Measurement Period, the sum of €48,400,000 (forty-eight million four hundred thousand euros) shall become immediately due and payable in accordance with Section 4(e) with respect to the EBITDA targets payable for the Second, Third, Fourth and Fifth EBITDA Measurement Periods, all without any notice of any kind, (iii) the occurrence and continuance of any Triggering Event at any time after the end of the Second EBITDA Measurement Period and on or prior to the end of the Third EBITDA Measurement Period, the sum of €42,500,000 (forty-two million five hundred thousand euros) shall become immediately due and payable in accordance with Section 4(e) with respect to the EBITDA target payable for the Third, Fourth and Fifth EBITDA Measurement Periods, all without any notice of any kind, (iv) the occurrence and continuance of any Triggering Event at any time after the end of the Third EBITDA Measurement Period and on or prior to the end of the Fourth EBITDA Measurement Period, the sum of €36,000,000 (thirty-six million euros) shall become immediately due and payable in accordance with Section 4(e) with respect to the EBITDA targets payable for the Fourth and Fifth EBITDA Measurement Periods, all without any notice of any kind, or (v) the occurrence and continuance of any Triggering Event at any time after the end of the Fourth EBITDA Measurement Period and on or prior to the end of the Fifth EBITDA Measurement Period, the sum of €22,000,000 (twenty-two million euros) shall become immediately due and payable in accordance with Section 4(e) with respect to the EBITDA target payable for the Fifth EBITDA Measurement Period, all without any notice of any kind, (such preceding amount, in each case, an “EBITDA Accelerated Payment”).  Notwithstanding the foregoing to the contrary, the provisions of this Section 4(k) shall not apply, and Purchaser shall have no obligation to make any EBITDA Accelerated Payment hereunder, if (i) the Triggering Event occurs on or after January 1, 2013, and (ii) at the time of the Triggering Event, the EBITDA for the trailing twelve (12) month period is less than fifty percent (50%) of the EBITDA target for the most recent EBITDA Measurement Period then ended.  For purposes of this Section 4, a “Triggering Event” shall mean (i) any transaction or series of related transactions pursuant to which any person(s) in the aggregate acquires (A) shares of capital stock of the Company possessing more than fifty percent (50%) of the total voting power of the Company (whether by merger, consolidation, reorganization, combination, sale or transfer of the Company’s capital stock) other than any such transaction in which the stockholders of the Company immediately prior to such transaction, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such transaction, or (B) all or substantially all of the Company’s assets, or (ii) the sale or transfer of less than fifty percent (50%) of the business of Parent on a consolidated basis (computed on the basis of gross revenue generated by the assets sold in the twelve (12) month period prior to such sale, determined in accordance with US GAAP) in any transaction or series of related transactions if such sale or transfer by Parent includes the sale or transfer of all or substantially all of the Company’s assets.  For the avoidance of doubt, any transaction or series of related transactions pursuant to which any person in the aggregate acquires (i) shares of capital stock of Parent possessing more than fifty percent (50%) of the total voting power of Parent (whether by merger, consolidation, reorganization, combination, sale or transfer of parent’s capital stock) or (ii) assets of Parent comprising more than fifty percent (50%) of the business of Parent on a consolidated basis (computed on the basis of gross revenue generated by the assets sold in the twelve (12) month period prior to such sale, determined in accordance with US GAAP) shall not be a “Triggering Event”.

5.           Representations and Warranties about Sellers.  Except as set forth on the Schedules attached hereto (collectively, the “Disclosure Schedule”), Sellers jointly and severally represent and warrant to Purchaser as follows:

(a)           Authority.  Each Seller has full power, right and authority to enter into and perform its obligations under this Agreement, and each of the other agreements, instruments or documents entered into in connection with this Agreement (collectively, the “Transaction Documents”) to which such Seller is a party.

(b)           Enforceability.  This Agreement and each of the Transaction Documents to which any Seller is a party have been duly executed and delivered by such Seller and are the valid and binding obligation of such Seller and are enforceable against such Seller in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity (including the possibility of unavailability of specific performance or injunctive relief), regardless of whether applied in a proceeding at law or in equity.  No permits, approvals or consents of or notifications to (i) any governmental entities or (ii) any other persons are necessary in connection with the execution, delivery and performance by Sellers of this Agreement and the Transaction Documents to which any Seller is a party and the consummation by any Seller of the transactions contemplated hereby and thereby.

(c)           Transaction Not a Breach.  Neither the execution and delivery of this Agreement and the Transaction Documents by Sellers, nor the performance by Sellers of the transactions contemplated hereby or thereby will violate or conflict with, or result in the material breach of any of the material terms, conditions, or provisions of any contract, agreement, mortgage, or other instrument or material obligation of any nature to which any Seller is a party or by which any Seller is bound.

(d)           Brokers or Finders.  Except for the fee payable to CSFW, none of the Sellers or any of their respective representatives or agents has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated by this Agreement.

(e)           Title to Shares.  Sellers hold of record and own legally and beneficially all of the Shares, free and clear of any Encumbrances.  No Seller is a party to any option, warrant, purchase right or other contract or commitment that could require such Seller to sell, transfer or otherwise dispose of any Shares (other than pursuant to this Agreement).  No Seller is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Shares.

(f)           No Other Representations or Warranties.  Except for the representations and warranties contained in this Section 5 and in Section 6, Sellers have not made and do not make any other express or implied representation or warranty, and hereby disclaim any such representation or warranty whether by the Company or any of its officers, directors, employees, agents or representatives or any other person, in connection with, or with respect to, the execution, delivery or performance of this Agreement and the Transaction Documents.

6.           Representations and Warranties about the Company and the company subsidiaries.  Except as set forth on the Disclosure Schedule, Sellers jointly and severally represent and warrant to Purchaser as follows:

(a)           Organization.  The Company is a société par actions simplifiée (SAS) duly formed and validly existing and in good standing under the laws of France.  The Company is qualified to conduct business and is in good standing as a foreign company in the jurisdictions listed on Schedule 6(a) of the Disclosure Schedule, and there are no other jurisdictions where such qualification is required under applicable law, except any jurisdiction where the failure to be qualified would not, individually or in the aggregate, result in a Material Adverse Change (as defined below).  The Company and each Company Subsidiaries has all requisite corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

(b)           Company Subsidiaries.  Except as set forth on Schedule 6(b) of the Disclosure Schedule, the Company does not own, directly or indirectly, more than fifty percent (50%) of the equity interests or voting control of any other corporation, partnership, limited liability company or other entity (each, a “Company Subsidiary”), nor does the Company own, directly or indirectly, any stock or other equity interest in any other corporation, partnership, limited liability company or other entity.  For purposes of this Section 6, the term “Company” shall include each Company Subsidiary and each of the representations and warranties set out in this Section 6 shall apply to the Company and the Company Subsidiaries.  Schedule 6(b) contains the exact ownership in share capital and voting rights held by the Company in each of the Company Subsidiaries.

(c)           Authority; Capacity.  The Company (i) has all requisite corporate power to enter into, and perform its obligations under, each of the Transaction Documents to which it is a party, and (ii) to the extent required by applicable Law, has taken all requisite corporate action to authorize (A) the execution, delivery and performance of each of the Transaction Documents to which it is a party, and (B) the consummation of the transactions contemplated by this Agreement and each of the Transaction Documents to which it is a party.

(d)           No Violation; Required Consents.  Except as set forth on Schedule 6(d) of the Disclosure Schedule, neither the execution and delivery of this Agreement and any of the Transaction Documents by the Company, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate or conflict with, or result in the breach of (A) any of the terms, conditions or provisions of the Company’s articles of organization, (B) any material Contract, (C) any applicable law, statute, ordinance, rule, regulation, restriction, judgment, order, writ, injunction, decree, determination or award to which the Company may be subject or bound, (ii) result in the creation of any lien or other adverse interest upon any of the assets of the Company, (iii) give any party the right to terminate, amend, modify, abandon or refuse to perform, any material Contract, or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed, or any rights or benefits are to be received, under any material Contract.  Except as set forth on Schedule 6(d) of the Disclosure Schedule, no filing, declaration or registration with or consent, approval, order or authorization of, any governmental authority or other person is required to be made or obtained by the Company in connection with the consummation the Company of the transactions contemplated by this Agreement or by any of the Transaction Documents.

(e)           Capitalization.  The entire authorized and issued share capital of the Company consists of 2,375 (two thousand three hundred seventy-five) ordinary shares, €16 par value per share (the “Shares”).  The Shares constitute all of the issued and outstanding equity interests of the Company and are, on the Closing Date, owned and held of record by each Seller as set forth on Schedule 6(e) of the Disclosure Schedule, free and clear of any Encumbrances.  All of the Shares are validly issued, fully paid and non-assessable and owned by Sellers.  There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require the Company to issue, sell or otherwise cause to become outstanding any of its equity securities.  Sellers have delivered to Purchaser complete and correct copies of the Company shareholder register and shareholder accounts (registre de mouvements de titres, compte d’actionnaires).

(f)           Financial Statements.  Schedule 6(f) of the Disclosure Schedule sets forth true copies of (i) the audited annual financial statements of the Company as of December 31, 2010 and December 31, 2009, consisting of the balance sheet and the related statements of operations, shareholders’ equity and cash flows of the Company for each of the fiscal years then ended (collectively, the “Year End Financial Statements”) and (ii) the unaudited financial statements of the Company as of June 30, 2011, consisting of the balance sheet (the “Current Balance Sheet”) and the related statements of operations, shareholders’ equity and cash flows of the Company for the six-month period then ended (collectively the “Current Financial Statements”).  The Year End Financial Statements and the Current Financial Statements are collectively referred to herein as the “Financial Statements.”  The Financial Statements have been prepared in accordance with French generally accepted accounting principles (“French GAAP”), consistently applied, are consistent with the books and records of the Company (which books and records are correct and complete), and present fairly the financial condition and results of operations of the Business as of and for the periods presented thereby; provided, that the Current Financial Statements, which are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items required by French GAAP.

(g)           Customers.  The customer list set forth on Schedule 6(g) of the Disclosure Schedule represents a true, complete and correct list of each of the customers of the Company that generated revenues in the financial year closed on December 31, 2010 in excess of €50,000, together with revenues generated during that period from such customer.  Except as set forth on said Schedule 6(g), (i) there are no material outstanding disputes with any customer included on the customer list, and (ii) no such customer has terminated or materially altered its relationship with the Company or, to the knowledge of the Sellers, has stated its intention not to continue to do business with the Company or to terminate or materially alter its relationship with the Company.

(h)           Vendors.  The vendor list set forth on Schedule 6(h) of the Disclosure Schedule represents a true, complete and correct list of each of the vendors to which the Company made payments during the financial year closed on December 31, 2010 in excess of €50,000 (exclusive of value added tax).  Except as set forth on said Schedule 6(h) of the Disclosure Schedule, (i) there are no material outstanding disputes with any such vendor included on said Schedule 6(h), and (ii) no such vendor has terminated or materially altered its relationship with the Company or, to the knowledge of the Sellers, has stated its intention not to continue to do business with the Company or to terminate or materially alter its relationship with the Company.

(i)           Compliance With Laws.  The Company and the operation of the Business are in compliance in all material respects with all applicable federal, state, local and all other applicable laws and regulations (collectively, “Laws”).  The Company has not received any written notice or other communication from any governmental body or any other person regarding any actual or alleged violation of or failure to comply with any term or requirement of applicable Law.

(j)           No Undisclosed Liabilities.  Except as set forth in Schedule 6(j) of the Disclosure Schedule, the Company has no debts, liabilities or obligations of any nature, whether known or unknown, accrued or unaccrued, absolute or contingent, asserted or unasserted, liquidated or unliquidated, secured or unsecured, or otherwise (collectively, “Liabilities”), except (i) to the extent such Liabilities are accurately reflected and accrued for or fully reserved against in the Current Balance Sheet, (ii) Liabilities incurred in the ordinary course of business since the date of the Current Balance Sheet, and (iii) Liabilities under or pursuant to any material Contract of the Company which are to be performed or incurred after the Closing (other than Liabilities that result from, arise out of, or relate to a breach by the Company of any material Contract if such breach occurred prior to the Closing and Sellers have knowledge of such breach and have disclosed such breach on Schedule 6(m) of the Disclosure Schedule.

(k)           Tax Matters.

(i)           For all purposes of this Agreement, the following terms shall have the following meanings:

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax” or “Taxes” means any federal, state, county, provincial, local or foreign income, gross receipts, sales, use, ad valorem, employment, severance, transfer, gains, profits, excise, franchise, property, capital stock, premium, minimum and alternative minimum or other taxes, fees, levies, duties, assessments or charges of any kind or nature whatsoever imposed by any governmental authority (whether payable directly or by withholding and including any tax liability incurred or borne as a transferee or successor or by contract, or otherwise), together with any interest, penalty (civil or criminal), or additional amounts imposed by, any governmental authority with respect thereto, as well as any forms of employer and employee mandatory social security contributions paid or due to all tax, social security or other governmental authority in connection with employment.

(ii)           The Company has timely filed all Tax Returns required to be filed.  All such Tax Returns were true, complete and correct in all material respects.  Except as provided on Schedule 6(k), no portion of any Tax Return has been the subject of any audit, action, suit, proceeding, claim or examination by any governmental authority, and no such audit, action, suit, proceeding, claim, deficiency or assessment is pending or, to the knowledge of Sellers, threatened.  The Company is not currently the beneficiary of any extension of time within which to file any Tax Return, and the Company has not waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment, or deficiency.  No claim has been made within the last three (3) years by a governmental authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no liens for Taxes upon the assets of the Company.

(iii)           The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, member, independent contractor, creditor, or other third party.

(iv)           The Company has timely paid all Taxes, and all interest and penalties due thereon and payable by it (whether under applicable Law or any agreement), which will have been required to be paid on or prior to the Closing Date.

(v)           The Company has established, in accordance with French GAAP applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and has timely paid, or fully accrued in the financial records used to calculate Net Working Capital and the September 30 Balance Sheet, all Taxes which are incurred in or attributable to any Tax period ending on or before the Closing Date.

(vi)           Schedule 6(k) contains a list of all jurisdictions (whether foreign or domestic) to which any Tax is or has been payable by the Company at the Closing Date.

(vii)           There exists no claim by any authorities alleging that the Company and/or Company Subsidiaries have not fulfilled their obligations relating to Taxes; no tax, social security or related authority is conducting or has notified its intent to conduct an audit of the Company and Company Subsidiaries, and, except as provided on Schedule 6(k), there are no pending questions or investigations by such authorities to the Company and Company Subsidiaries.

(viii)           The Company and Company Subsidiaries are in possession of all material documentation required by applicable Law to support all Taxes positions taken by the Company and the Subsidiaries and reflected in the Tax returns and none of such Taxes positions restrict any possible future restructuring of the Company and the Subsidiaries.

(ix)           The purchase of the outstanding equity interests in PGCE (Hungary) and PGAV (France), will not give rise to any Tax liability or cost for the Company and the Subsidiaries (except for registration or stamp duties due pursuant to applicable Laws).

(x)           The Company has not entered into any transaction, including but not limited to, the management or consultancy fees paid by the Company to any Sellers, or remuneration or consultancy fees paid to current or former corporate officers (“mandataires sociaux”) and executives of the Company, which may be disqualified or recharacterized by the Tax or social securities authorities in any manner whatsoever.

(xi)           All transactions among the Company and Company Subsidiaries and any other person with which the Company and Company Subsidiaries are or have been connected or associated are in accordance to applicable Laws and have at all times been at arm’s length conditions as applicable in each jurisdiction.

(xii)           Since January 1, 2010, the Company and Company Subsidiaries have not incurred any Taxes other than in the ordinary course of business.

(l)           No Material Adverse Change.

(i)           Except as set forth on Schedule 6(l) of the Disclosure Schedule, since the date of the Current Balance Sheet, (A) the Company has conducted the Business only in the ordinary course of business, (B) the Company has incurred no Liabilities other than in the ordinary course of business, (C) there has not been any Material Adverse Change (as defined below), and (D) no event has occurred or circumstance exists that reasonably would be expected to result in a Material Adverse Change.

(ii)           Without limitation on the foregoing, except as set forth on Schedule 6(l) of the Disclosure Schedule or pursuant to undertakings set forth in this Agreement, since the date of the Current Balance Sheet, the Company has not:

(A)           declared, set aside or paid any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of any of its equity interests;

(B)           split, combined or reclassified any of its equity interests or issued or authorized or proposed the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests;

(C)           amended the terms of, repurchased, redeemed or otherwise acquired any of its equity interests or proposed to do any of the foregoing;

(D)           authorized for issuance, issued, sold, delivered or agreed or committed to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any equity interests of any class or any other securities (including, without limitation, unit appreciation rights), or amended in any respect any of the terms of any such securities outstanding on the date hereof (including without limitation, accelerating, amending or changing the period of exercisability of any options or unit appreciation rights or re-price any options or unit appreciation rights);

(E)           amended or proposed to amend its articles of organization;

(F)           issued any notes, bonds or other debt securities (including any debt securities convertible into or exchangeable for any equity securities);

(G)           cancelled, waived or released any material debts, rights or claims, except in the ordinary course of business consistent with past practices;

(H)           modified or changed the terms of any Indebtedness which will not be repaid at Closing, including any change or modification to applicable interest rates, amortization requirement, schedule of amortization or any other material term relating to such Indebtedness;

(I)           (1) acquired (by merger, consolidation or acquisition of stock or assets) or sold (by merger, consolidation or sale of stock or assets) equity securities of any person or entity, or (2) incurred or guaranteed any Indebtedness or made any loans, advances or capital contributions to, or investments in, any other person or entity (other than a Company Subsidiary), in each case, other than in the ordinary course of business consistent with past practice;

(J)           made any new material capital expenditure or commitment therefor other than in the ordinary course of business consistent with past practice;

(K)           except as may be required pursuant to existing agreements between the Company and any director, officer or employee, (1) paid any bonuses or increased the salaries or other compensation to any of its directors, officers or employees, (2) entered into any employment, severance or similar Contract with any director, officer or employee, (3) entered into any transaction or Contract with any director or officer of the Company, (4) entered into any collective bargaining agreement, (5) made any loan, advance or capital contribution to any director, officer or employee (other than under tax qualified plans or as advances to employees for business expenses to be incurred in the ordinary course of business consistent with past practice), or (6) materially adopted, increased, accelerated, amended, modified or terminated the schedule of payments or benefits under any Employee Benefit Plan (as defined below), for or which any director, officer or employee is the beneficiary;

(L)           settled any litigation or other proceeding against the Company, other than the settlement of any such litigation or other proceeding solely for cash payment and without incurring any other obligation with respect thereto;

(M)           made any change in the Company’s (1) accounting methods, principles or practices, or (2) its depreciation or amortization policies or rates theretofore adopted, other than as required (i) by changes in French GAAP (or any interpretation thereof), or (ii) by a change in any applicable law, if such change would have the effect of materially increasing the Tax liability of the Company after the Closing Date;

(N)           made, revoked or changed any election with respect to Taxes, changed any Tax accounting period, adopted or changed any method of Tax accounting, filed any material amended Tax return, entered into a closing agreement with any taxing authority, surrendered any right to claim a refund for material Taxes, consented to an extension of the statute of limitations applicable to any material Tax claim or assessment, or taken any other similar action (or omitted to take any action), if such election, change, amendment, agreement, settlement, surrender, consent or action or omission would have the effect of materially increasing the Tax liability of the Company after the Closing Date;

(O)           entered into any new Contract that requires or is reasonably expected to require annual expenditures by the Company in excess of €50,000 individually or outside of the ordinary course of business;

(P)           sold, leased, licensed, encumbered, transferred or disposed of any assets (except in the ordinary course of business consistent with past practice), sold, leased, transferred, licensed, pledged or otherwise disposed of tangible or intangible assets of the Company (except in the ordinary course of business consistent with past practice), or created or suffered to exist any Encumbrance on any of its assets or properties;

(Q)           (1) accelerated the collection of any accounts receivable of the Company, or written-off any accounts receivable or notes receivable of the Company, other than in the ordinary course of business consistent with past practice, or (2) delayed or postponed the payment of accounts payable of the Company other than in the ordinary course of business consistent with past practice; or

(R)           agreed, authorized or committed, whether orally or in writing, and whether or not binding, to take any of the foregoing actions.

For the purposes of this Agreement, “Material Adverse Change” means any effect, change or circumstance that, individually or in the aggregate, has a material adverse effect with respect to the Business or the assets and the liabilities (taken as a whole) or the financial condition or the results of operations (taken as a whole) of the Company and Company Subsidiaries, taken as a whole; provided, however, that, for purposes of this Agreement, Material Adverse Change shall not include any effect, change or circumstance, that individually or in the aggregate, results from seasonal changes or any change in general economic or business conditions or events or changes to the extent that they generally affect the industry or markets in which the Company and the Business operates.

(m)           Contracts; No Defaults.

(i)           Schedule 6(m) of the Disclosure Schedule contains an accurate list, and the Company has delivered to Purchaser accurate and complete copies of, each of the following contracts, agreements, instruments, leases, subleases, licenses, deeds, mortgages, purchase orders, commitments, arrangements or undertakings, written or oral (“Contracts”), to which or by the Company is a party or otherwise bound that relates to the assets or operation of the Business:

(A)           each Contract relating to the acquisition or divestiture of equity securities, assets or business of any person or entity;

(B)           each Contract for the employment of any officer, individual employee or other person on a full-time or consulting basis (other than Contracts for at will employment that are not in writing);

(C)           each agreement, promissory note, indenture, mortgage or security agreement relating to the borrowing of money or to mortgaging, pledging or otherwise placing a lien or other Encumbrance on any portion of the assets of the Company;

(D)           each guaranty of any obligation for borrowed money;

(E)           each lease or agreement under which the Company is lessee of, or holds or operates any personal property owned by any other person or entity other than general office equipment or other immaterial personal property used in the Business;

(F)           each lease or agreement under which the Company is lessor of or permits any third party to hold or operate any property, real or personal;

(G)           each Contract for the purchase of products or services other than purchase orders executed in the ordinary course of business;

(H)           each Contract for the sale of products or services other than purchase orders executed in the ordinary course of business;

(I)           each agency, distributor, sales representative, franchise or similar agreement to which the Company is a party;

(J)           each Contract between the Company and any of its shareholders, directors, officers, employees and affiliates;

(K)           each Contract which expressly prohibits the Company from freely engaging in business anywhere in the world; or

(L)           each Contract entered into outside of the ordinary course of business, consistent with past practices.

(ii)           Except as set forth on Schedule 6(m):

(A)           each Contract is a valid, binding and enforceable agreement against the Company and, to Sellers’ knowledge, the other parties thereto in accordance with their terms (subject to bankruptcy, reorganization, receivership and other laws affecting creditors’ rights generally and general principles of equity);

(B)           no consent, authorization or approval is required under any Contract in connection with the consummation of the transactions contemplated by this Agreement;

(C)           the Company is not in material breach of or in material default under the terms of any Contract;

(D)           to Sellers’ knowledge, no condition exists or event has occurred that with or without notice or the passage of time or both, would constitute a material breach of or a material default under any Contract by the Company;

(E)           to Sellers’ knowledge, no other party to any such Contract has breached any material provision or is in material default under any Contract

(F)           the Company has not given or received, at any time since December 31, 2010, any notice or other communication (whether written or oral) regarding any actual, alleged or potential violation or breach of, or default under, any of the Contracts; and

(G)           there are no pending renegotiations of any of the Contracts and the Company has not received written notice from, and the Company has no knowledge that a party to any Contract intends to, terminate, cancel or materially change the terms of, any such Contract.

(iii)           Except as set forth on Schedule 6(d) or Schedule 6(m), and any Contracts between the Company, Company Subsidiaries and any Sellers or B’Prod SARL, the continuation, validity and effectiveness of each material Contract will not be affected by the consummation of the transactions contemplated by this Agreement.

(n)           Intellectual Property.

(i)           Schedule 6(n) of the Disclosure Schedule sets forth an accurate and complete list of all Intellectual Property Assets owned or licensed by the Company or in which the Company has a proprietary interest.  The Company is the owner or licensee of all right, title and interest in and to each of the Intellectual Property Assets, free and clear of all Encumbrances, and, except as described on Schedule 6(n) of the Disclosure Schedule, has the right to use each of the Intellectual Property Assets used in the Business, as presently conducted, without payment to any third party.  The Company is not in violation of any material license, sublicense or agreement with respect to any Intellectual Property Assets, and, to Sellers’ knowledge, the consummation of the transactions contemplated by this Agreement will not limit the Company’s ability to use such Intellectual Property Assets.  To Seller’s knowledge, (i) the Company is not infringing upon, violating or misappropriating, the Intellectual Property of any other person or entity, and (ii) no person or entity is infringing upon, violating or misappropriating, any of the Intellectual Property Assets of the Company.  There are no outstanding options, licenses or agreements of any kind relating to the Intellectual Property Assets of the Company, nor is the Company a party to or bound by any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person or entity.  To Sellers’ knowledge, the conduct of its Business does not and will not require the use of any invention, trade secret or proprietary information of any of its current or former consultants or employees (or persons it currently intends to engage or hire) made prior to or outside the scope of their engagement or employment by the Company, except for inventions, trade secrets or proprietary information that have been assigned to the Company.  To Sellers’ knowledge, the Intellectual Property Assets owned by or licensed to the Company comprise all of the Intellectual Property Assets that are necessary to conduct the Business as currently conducted.

(ii)           As used herein, the term “Intellectual Property Assets” means (A) registered and unregistered trade names, trade marks, logos, service marks and trade mark and service mark applications, together with all registrations and applications therefore, (B) patents, patent applications, patent disclosures and inventions and discoveries that may be patentable, (C) all registered and unregistered copyrights in both published and unpublished works and applications for registration thereof, (D) all trade secrets or confidential or proprietary information (including, without limitation, customer and supplier lists and information, software (other than commercially available, “off-the-shelf” software), process technology, technical information, drawings and plans, financial, marketing and business data, pricing and cost information, and business and marketing plans), know-how and copyrightable works, and (E) all rights in internet web sites or protocol addresses, internet domain names and registration rights, uniform resource locators, and related security passwords or codes.

(o)           Title to Assets.  Except as set forth in Schedule 6(o) of the Disclosure Schedule, the Company has good title to, or a valid leasehold interest in, all of the tangible properties and assets reflected in the Current Financial Statements, free and clear of any and all Encumbrances. Except as set forth in Schedule 6(o), the Business (“fonds de commerce”) of the Company is free and clear from any and all Encumbrances. There are no agreements with options, commitments or rights in favor of any person to directly or indirectly acquire any tangible properties or assets of the Company other than in the ordinary course of business consistent with past practices.  All of the rights, properties and assets utilized or required in connection with owning and operating the Business are either owned by the Company or licensed or leased to the Company under one of the Contracts.  Except as set forth in Schedule 6(o), no assets, properties or rights used by the Company are held in the name or in the possession of any person or entity other than the Company.  Except as set forth in Schedule 6(o) of the Disclosure Schedule, each item of tangible property of the Company is in good operating condition and repair (ordinary wear and tear excepted).

(p)           Real Property.  The Company does not own and has not owned any real property.  The Company has valid leasehold interests in certain real property, which it holds under the leases listed in Schedule 6(p) of the Disclosure Schedule (the “Leased Real Property”) free and clear of all liens and encumbrances, except for any statutory liens. The Leased Real Property constitutes all of the facilities used or occupied by the Company in connection with the Business.  With respect to the Leased Real Property:  (i) the Company has all easements and rights necessary to conduct the Business in a manner consistent with past practices; (ii) no portion thereof is subject to any pending or, to Sellers’ knowledge, threatened condemnation proceeding or proceeding by any governmental authority; (iii) to Sellers’ knowledge, the buildings, plants, improvements and structures, including, without limitation, heating, ventilation and air conditioning systems, roof, foundation and floors, are in good operating condition and repair, subject only to ordinary wear and tear, and are in compliance, in all material respects, with all zoning or other applicable laws or regulations; (iv)  the Company has not received notice, and Sellers have no knowledge, of any leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of Leased Real Property; (v) the Company has not received notice, and Sellers have no knowledge, of any outstanding options or rights of first refusal to purchase any parcel of Leased Real Property, or any portion or interest therein; (vi) the Leased Real Property is supplied with utilities and other services reasonably necessary for the operation of the Business in a manner consistent with past practices; and (vii) the Leased Real Property abuts on and has direct vehicular access to a public road or access to a public road.

(q)           Environment.  The Company and the Company Subsidiaries have received no notice of violation, complaint, request for information or any other notice from any governmental entity, indicating (i) that any business or operation of the Company or  the Company Subsidiaries or any real property (now or previously owned, operated, used or leased by, to or for the Company or Company Subsidiaries) was not, is not or will not be in compliance with environmental Laws, or (ii) that anyone of them is or may be liable under any environmental Laws.  The Company and the Company Subsidiaries hold all Permits which are required with respect to the Business in which they are  currently engaged under applicable environmental Laws and are  not in breach or violation of any such Permits.  To Sellers’ knowledge, there are no existing circumstances which are reasonably likely to (i) require further Permits to be obtained, or (ii) lead to the revocation, cancellation, modification, or suspension of any such Permits, or (iii) necessitate any works or expenditure (other than routine maintenance) in order to comply with such Permits.  The operations of the Company and the Company Subsidiaries and the premises or facilities used or owned by the Company and the Company Subsidiaries have not been the source of any pollution or damage to human health or the environment.  Any storage and treatment of toxic wastes or substances by the Company and the Company Subsidiaries, at the premises or facilities used or owned by the Company and the Company Subsidiaries, have been made in compliance with all applicable Laws.  There are no prohibitions, injunctions, restrictions or limitations of any nature whatsoever on the free use or disposal of the Company or the Company Subsidiaries’ movable or immovable assets arising from their environmental situations and there are no facts or circumstances which may provide a basis for any such prohibition, injunction, restriction or limitation.  There is no environmental suit, action, claim or proceeding pending, or to Sellers’ knowledge threatened naming the Company or any of the Company Subsidiaries as parties thereto.

(r)           Employee Benefit Plans.  The Company is subject to no obligation and owes no sum under any incentive scheme (“accord d’intéressement”), or voluntary profit-sharing scheme (“accord de participation”), employee share ownership scheme (“plan d’actionnariat”) or employee share option scheme (“plan d’option ou de souscription d’achat d’actions”) or savings scheme (“plan d'épargne enterprise”), (collectively, “Employee Benefit Plans”).  No particular arrangement exists with employees providing for redundancy indemnities, retirement indemnities or compensation in lieu of notice or other form of compensation or benefits, for amounts that exceed those provided by applicable Law or the applicable collective bargaining agreements.  No contract with any employee of the Company exists which provides for indemnities or bonuses not provided for, as regards their grounds for payment or amount paid, by Law or a collective bargaining agreement.  The Company does not pay and is not under an obligation (actual or contingent) to pay, contribute or secure (other than payment of employers’ contributions under applicable social security legislation) to or in respect of any person any allowance or other benefit of any kind, whether related to length of service or otherwise, on retirement, death or disability or on the attainment of a specified age or after a certain number of years of work; there are no special benefits, other than those required by the law, in favour of the employees of the Company or Company Subsidiaries.

(s)           Employees.  Schedule 6(s) of the Disclosure Schedule contains a list of all employees of the Company and Company Subsidiaries as at the Closing Date (the “Employees”), together with an indication of their title, position, date of hire, salary, other benefits and status (full time, part time, indefinite duration contract, definite duration contract, on maternity or sick leave). The Company and Company Subsidiaries have not concluded any contracts or entered into any arrangement with any of the Employees which provide, in the event of termination, for a notice period or payment of an indemnity or benefit which exceeds that provided for by applicable Laws and collective bargaining agreements.  There are no social plans or collective dismissals pertaining to the Employees being implemented by the Company and Company Subsidiaries.  The Company and Company Subsidiaries have complied with all applicable labour legislation and practices and, in particular, with the legislation and practices on working time (including all matters relating to the implementation of the 35 hours/week in France), occupational accidents and employee representation, applying to the Employees.  The Company does not have an employee representation committee in place (“comité d’entreprise”). No Proceeding before any civil, criminal or administrative court with any Employee or with any trade or labour union or other body representing the Employees (“instances représentatives du personnel”) is currently pending or has been threatened, and the Company and Company Subsidiaries have not received any notice that such Proceedings may be initiated.  Since January 1, 2011, the Company and Company Subsidiaries have been managed in the ordinary course of business consistent with past practice in respect to Employees and, in particular, no increase in salary or other benefit has been granted or undertaken to be granted (other than in the ordinary course of business or as required by applicable Laws or applicable collective labor agreements), no collective labor agreement has been negotiated, no work accident or occupational disease has been incurred, no key Employee (a key Employee being a supervisory level Employee (“cadre”)) has been given notice of his/her termination, no amount is owed to any Employee (other than remuneration and benefits accrued in accordance with applicable Laws and reimbursement of professional expenses).  The Company and Company Subsidiaries are in full compliance of their obligations arising from collective bargaining agreements and such collective bargaining agreements have been duly filed with the competent authorities in the corresponding jurisdictions, as applicable.

(t)           Litigation.  Except as set forth on Schedule 6(t) of the Disclosure Schedule, there is no action, suit, proceeding, order, claim or investigation pending (or to the knowledge of Sellers, currently threatened) against the Company or Sellers relating in any way to the Company or the Business.  Neither the Company nor any Seller is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government authority relating in any way to the Company or the Business.  There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate relating in any way to the Company or the Business.

(u)           Insurance.  Schedule 6(u) of the Disclosure Schedule sets forth a list of all insurance policies maintained by the Company, specifying the type of coverage, the amount of coverage, the insurer and the expiration date of each such policy (collectively, the “Insurance Policies”) and all claims under such Insurance Policies since December 31, 2009 in excess of €50,000.  Each Insurance Policy is in good standing, valid and subsisting, and in full force and effect in accordance with its terms, and collectively, such Insurance Policies are reasonably adequate and customary for the conduct of the Business.  All premiums due on the Insurance Policies or renewals thereof have been paid and there is no default under any of the Insurance Policies.  The Company not has received any notice or other communication from any issuer of the Insurance Policies since December 31, 2009 validly canceling or amending any of the Insurance Policies, increasing any deductibles or retained amounts thereunder, and, to Sellers’ knowledge, no such cancellation, amendment or increase of deductibles, retainages or premiums is threatened.

(v)           Licenses and Permits.  Schedule 6(v) of the Disclosure Schedule sets forth a complete and correct list of all licenses, franchises, permits, operating authorities, state operating licenses or registrations and other national regulatory licenses and other governmental authorizations, including all prefectoral orders issued pursuant to French regulations on classified facilities for the protection of the environment, held by the Company as of the date hereof relating to the Business (collectively, “Permits”).  Such Permits are valid and in effect, and the Company has not received any written notice that any governmental authority intends to cancel, terminate or not renew any such Permit.  To Sellers’ knowledge, the Company holds, and is in compliance with, all Permits necessary for the ownership and use of the assets of the Company and the operation of the Business, as presently conducted.  To Sellers’ knowledge, no such Permit is subject to termination or modification as a result of the transactions contemplated hereby and all of such Permits will be in full force and effect following consummation of the transactions contemplated hereby.

(w)           Bank Accounts.  Schedule 6(w) of the Disclosure Schedule contains a complete and accurate list of each bank at which the Company has an account or safe deposit box, the number of each such account or box, and the names of all persons authorized to draw on such accounts or to have access to such boxes.

(x)           Accounts Receivable.  Attached as Schedule 6(x) of the Disclosure Schedule is a true, correct and complete list of all accounts, notes, contract or other rights to payment for goods sold or services rendered (collectively, the “Accounts Receivable”) of the Company as of September 30, 2011.

(y)           Accounts Payable.  Attached as Schedule 6(y) of the Disclosure Schedule is a true, correct and complete list of all accounts payable of the Company (collectively, the “Accounts Payable”) as of September 30, 2011.  All Accounts Payable arose in the ordinary course of business and none is delinquent or past due.  The Company has disclosed on Schedule 6(y) any objections, defenses or setoff rights to the Accounts Payable of the Company.

(z)           Change of Control Payments.  Except as set forth in Schedule 6(z) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) to any director, manager or employee of the Company from the Company becoming due, materially increasing or accelerating.

(aa)           Interested Party Transactions.  Except as set forth in Schedule 6(aa) of the Disclosure Schedule, no current manager, officer, director or employee of the Company or any Company Subsidiary has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to the Company any goods, property, technology or Intellectual Property Assets, or other property rights or services; or (ii) any material Contract to which the Company or any Company Subsidiary is a party or by which it may be bound or affected.

(bb)           Obligations to Related Parties.  Except as set forth in Schedule 6(bb) of the Disclosure Schedule, (i) there are no obligations of the Company to officers, directors, managers, or employees of the Company other than (a) for payment of salary for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company, and (c) for other standard employee benefits made generally available to all employees (including stock option or similar agreements outstanding under any equity incentive plan of the Company), (ii) none of the directors, or officers of the Company, or any members of their immediate families, are indebted to the Company or have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which any Seller has a business relationship, or any firm or corporation which competes with the Company, except that managers, officers and/or directors of the Company may own stock in publicly traded companies which may compete with the Company, and (iii) no director or officer, or any member of their immediate families, is, directly or indirectly, interested in any material Contract with the Company (other than employment agreements).

(cc)           Brokers or Finders.  Except for the fee payable to CSFW, none of the Company, Sellers or any of their respective representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Company or the transactions contemplated by this Agreement.

7.           Representations and Warranties of the Purchaser and Parent.  Purchaser and Parent hereby jointly and severally represent and warrant to Sellers as follows:

(a)           Authorization.  Purchaser and Parent have full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which they are a party.  The execution, delivery and performance by Purchaser and Parent of this Agreement and each of the Transaction Documents to which it is a party have been duly and properly authorized by all requisite corporate action in accordance with applicable law and with the amended and restated certificate of incorporation of Purchaser or Parent.

(b)           Enforceability.  This Agreement and each of the Transaction Documents to which Purchaser or Parent are a party have been duly executed and delivered by Purchaser and Parent and are the valid and binding obligation of Purchaser and Parent and are enforceable against Purchaser and Parent in accordance with their respective terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.  No permits, approvals or consents of or notifications to (i) any governmental entities, or (ii) any other persons are necessary in connection with the execution, delivery and performance by Purchaser and Parent of this Agreement and the Transaction Documents and the consummation by Purchaser of the transactions contemplated hereby or thereby.

(c)           Transaction Not a Breach.  The execution, delivery and performance of this Agreement and the Transaction Documents by Purchaser and Parent will not violate and conflict with, or result in the breach of any of the terms, conditions, or provisions of Purchaser or Parent’s certificate of incorporation or bylaws or of any contract, agreement, mortgage, or other instrument or obligation of any nature to which Purchaser and are a party or by which Purchaser and Parent are bound.

(d)           Financial Capability.  Purchaser has available at Closing, and Purchaser will have available during the Earn-Out Period, sufficient financial resources to pay the portion of the Purchase Price that is then due and payable under the terms of this Agreement.

(e)           Registered Shares.  The shares of common stock of Parent used to pay any portion of the Purchase Price (including without limitation, any EBITDA Earn-Out Payment or Cumulative Earn-Out Payment) under this Agreement are, at the time of delivery of such shares to Sellers (provided that the shares of common stock of Parent are then listed and traded on NASDAQ or another established securities exchange in the United States), validly issued and registered for resale pursuant to an effective registration statement that has been filed with, and declared effective by, the U.S. Securities and Exchange Commission and are freely transferable by Sellers as and when delivered pursuant to this Agreement, notwithstanding the provisions of Section 2(a)(ii).

(f)           Brokers or Finders.  Neither Parent nor Purchaser any of their representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Company or the transactions contemplated by this Agreement.

(g)           Litigation.  There are no actions, suits, proceedings, orders, claims or investigations pending (or to the knowledge of Purchaser or Parent, currently threatened) against Parent or Purchaser with respect to this Agreement or the transactions contemplated hereby. Purchaser is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government authority relating in any way to the Parent or Purchaser with respect to this Agreement or the transactions contemplated hereby.

(h)           Parent Subsidiaries.  Schedule 7(h) sets forth a complete list of all corporations, partnerships, limited liability companies or other entity of which the Parent owns, directly or indirectly, more than fifty percent (50%) of the equity interests or voting control (each, a “Parent Subsidiary”).

8.           Pre-Closing Covenants.

(a)           Reasonable Efforts.  Subject to the terms and conditions hereof, the parties agree (without being obligated to make any payment to any third party) to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other party hereto in connection with the foregoing, including using their commercially reasonable efforts (i) to obtain all consents, approvals and authorizations that are required to be obtained under any applicable law, (ii) to prevent the entry, enactment or promulgation of any threatened or pending injunction or order that would adversely affect the ability of the parties to consummate the transactions contemplated hereby, (iii) to lift or rescind any injunction or order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and (iv) to effect all necessary registrations, applications, notices and filings and submissions of information requested by governmental authorities.

(b)           No Solicitation; Exclusivity.  None of the Sellers or their respective affiliates, officers, directors, representatives or agents, shall, directly or indirectly, encourage, solicit, participate in, or initiate discussions or negotiations with, or provide any information to, any person (other than Purchaser and its affiliates and representatives) concerning any merger, sale of all or substantially all assets, sale of equity interests or similar transactions involving the Company or a Company Subsidiary, except as specifically contemplated by this Agreement.  Sellers shall, and shall cause their respective affiliates, officers, directors, representatives or agents to, deal exclusively with Purchaser and its designated representatives and agents regarding the transactions contemplated by this Agreement or any other acquisition of or investment in the Company or any of its assets or properties.

9.           Conditions Precedent to Closing.

(a)           Conditions to Purchaser’s Obligations.  Purchaser’s obligation to consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to Closing of the following conditions precedent:

(i)           Representations and Warranties.  The representations and warranties of Sellers contained herein shall have been true and correct at and as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except for representations and warranties that are made as of a specific date or time in which event such representations and warranties shall be true and correct as of such specified date or time.  Notwithstanding the foregoing, Sellers agree that no limitation of any representation or warranty by the “knowledge” of Sellers shall restrict Purchaser’s right to terminate this Agreement if any such representation or warranty is inaccurate in any material respect as of the Closing Date.

(ii)           Covenants.  Sellers shall have performed and complied in all material respects with their respective agreements and covenants contained herein, to be performed or complied with on, prior to or as of the Closing Date.

(iii)           No Prohibition.  No order, judgment, ruling, charge, decree or injunction of any governmental authority shall be in effect which is final and non-appealable and which prohibits the consummation of the transactions contemplated hereby.

(iv)           Document Deliveries.  Purchaser shall have received from the Sellers the documents required to be delivered pursuant to Section 10(c) hereof.

(v)           No Material Adverse Change.  No event or events shall have occurred since the date of this Agreement which would have, or is not reasonably likely to have, individually or in the aggregate, a Material Adverse Change, other than those, if any, that result from actions or changes expressly permitted by, and the transactions contemplated by, this Agreement.

(b)           Conditions to Sellers’ Obligations.  Sellers’ obligation to consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction (or waiver by Sellers’ Representative) at or prior to the Closing of the following conditions precedent:

(i)           Representations and Warranties.  The representations and warranties of Purchaser and Parent contained herein shall have been true and correct at and as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except for representations and warranties that are made as of a specific date or time in which event such representations and warranties shall be true and correct as of such specified date or time.

(ii)           Covenants.  Purchaser shall have performed and complied in all material respects with its agreements and covenants contained herein to be performed or complied with on, prior to or as of the Closing Date.

(iii)           No Prohibition.  No order, judgment, ruling, charge, decree or injunction of any governmental authority shall be in effect which is final and non-appealable and which prohibits the consummation of the transactions contemplated hereby.

(iv)           Document Deliveries.  Sellers shall have received from Purchaser the documents listed in Section 10(d) hereof.

(v)           No Purchaser Material Adverse Change.  No event or events shall have occurred since the date of this Agreement which would have, or is not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Change. For the purposes of this Agreement, “Purchaser Material Adverse Change” means any effect, change or circumstance that, individually or in the aggregate, has a material adverse effect with respect to the business or the assets and the liabilities (taken as a whole) or the financial condition or the results of operations (taken as a whole) of the Purchaser and Parent, taken as a whole; provided, however, that, for purposes of this Agreement, Parent Material Adverse Change shall not include any effect, change or circumstance, that individually or in the aggregate, results from seasonal changes or any change in general economic or business conditions or events or changes to the extent that they generally affect the industry or markets in which the Parent operates

(c)           No Waiver.  Notwithstanding anything in this Agreement to the contrary, except as otherwise provided in Section 8(e)(iv), in the event that parties consummates the transactions contemplated hereby and effectuates the Closing, such action shall in no way and at no time be considered a waiver or release of any breach of any representation, warranty or covenant of the Company or Sellers or Purchaser, and Purchaser and Sellers shall retain any and all rights and remedies it may have against the Company or Sellers or Purchaser, as the case may be, including, without limitation, the right to indemnification pursuant to Section  12 hereof.

10.           Closing; Deliveries.

(a)           Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of DLA Piper UK LLP, 15 - 17 rue Scribe, Paris, France 75009, commencing at 3:00 p.m. local time on October 24, 2011 (or at such other time, date or location as the parties may agree).  The date of the Closing shall be referred to herein as the “Closing Date.”

(b)           Closing Date for Financial Reporting Purposes.  For convenience, the parties hereto agree that solely for purposes of Purchaser’s financial accounting and reporting (but not for any other purpose under this Agreement, including without limitation, Sections 4, 5, 6 and 7 hereof), the Closing shall be deemed completed as of 12:01 a.m. (CST) on the morning of October 1, 2011.

(c)           Sellers’ Deliveries.  In connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, on the Closing Date, Sellers shall deliver to the Purchaser the following, all of which shall be deemed to be delivered simultaneously:

(i)           A disbursement letter (the “Disbursement Letter”), in a form acceptable to Purchaser, duly executed by Sellers.

(ii)           Duly executed share transfer forms (“ordres de mouvement”) in respect of the entirety of the Shares of the Company, in favor of the Purchaser.

(iii)           Tax registration forms (“formulaire CERFA”) for the sole purposes of registering the purchase of the Shares with the French tax authorities.

(iv)           A K-Bis certificate of the Nanterre Registry of Commerce and Companies as of a date not earlier than five (5) days prior to the Closing Date, as to the existence of the Company in France.

(v)           Written evidence reasonably satisfactory to Purchaser of receipt of all required consents and approvals listed in Schedule 6(d) of the Disclosure Schedule.

(vi)           Evidence of the acquisition by the Company of all of the outstanding equity interests of PGCE (Hungary).

(vii)           Evidence of the acquisition by the Company of all of the outstanding equity interests of PGAV (France).

(viii)           A personal guarantee of Mr. Christophe Delaune in order to cover the GF Claim in accordance with Section 13(e) (the “GF Guarantee”).

(d)           Purchaser’s Deliveries. In connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, on the Closing Date, the Purchaser is delivering to Sellers the following, all of which shall be deemed to be delivered simultaneously:

(i)           The payment of the Net Indebtedness to the Company pursuant to Section 2(a)(i).

(ii)           The payment of the Initial Cash Portion of the Purchase Price to be paid pursuant to Section 2(a)(i).

(iii)           A certificate of an executive officer of Parent certifying as to: (A) resolutions of the board of directors of Parent authorizing and approving the execution, delivery and performance by Purchaser and Parent of this Agreement and any Transaction Documents; and (B) the incumbency and signatures of the officers of Parent.

(e)           Other Deliveries.

(i)           On the Closing Date, the Purchaser shall cause the Company to enter, and B’Prod SARL, as President of the Company, shall enter, into an Engagement Letter (the “Engagement Letter”), in substantially the form attached hereto as Exhibit C and the Purchaser undertakes in its capacity as sole shareholder of the Company immediately following Closing to confirm the appoint of B'Prod SARL as President of the Company pursuant to the terms and conditions of said Engagement Letter.

(ii)           On the Closing Date, Sellers shall ensure and provide evidence of the termination of all agreements, intercompany accounts receivable, intercompany accounts payable and arrangements existing, directly or indirectly between the Company and Sellers or any of the Sellers’ affiliates including all agreements entered into with B’Prod SARL listed in Section 6(m) of the Disclosure Schedule, without any indemnification and without liability for the Company, including as a result of such termination; provided, that this shall not include the leasehold agreement between the Company and Winthrop Limited for office space in Boulogne which Sellers undertake to transfer to Productions Graphics UK within twenty (20) business days of the Closing Date.

(iii)           Within two (2) business days of the Closing Date, evidence reasonably satisfactory to the Sellers that a registration statement pertaining at least to the Parent Shares and shares required to be delivered to the Sellers upon payment of the First EBITDA Earn-Out Payment has been filed with the U.S. Securities and Exchange Commission.

(iv)           Within two (2) business days of the receipt by the Company of the funds delivered pursuant to Section 2(a)(i)(B), evidence reasonably satisfactory to Purchaser that all Indebtedness of the Company other than capital leases has been paid in full.

11.           Non-Competition and Non-Solicitation.

(a)           During the Non-Competition Period (as defined below), each Seller shall not, directly or indirectly, in any manner (whether as an owner, stockholder, officer, director, partner, manager, joint venturer, employee, independent contractor, consultant, agent or otherwise), except on behalf of for the benefit of the Purchaser or the Company:

(i)           engage or participate in any business activity that is directly or indirectly in competition with any activities of the Business as currently conducted by Purchaser or the Company or any Company Subsidiary in the jurisdictions listed on Schedule 6(a) of the Disclosure Schedule;

(ii)           solicit, place, market, service, accept, aid, consult or do business with any customer or account of the Company that has done business with the Company within the twelve (12) month period prior to the Closing; or

(iii)           solicit for employment or other services, or employ or engage as a consultant or otherwise, (A) any then current supplier and/or vendor in connection with a business that is competitive with the Business, or (B) any then current employee or independent contractor of the Company.

(b)           For purposes hereof, the “Non-Competition Period” shall mean the period beginning on the date hereof and ending on the fifth (5th) anniversary of the Closing Date.

(c)           Notwithstanding the foregoing to the contrary, nothing in this Section 11 shall prevent Sellers from owning less than 1% of the equity of any corporation traded on any national, international or regional stock exchange or in the over-the-counter market.

(d)           Each Seller acknowledges and agrees that:  (i) there exists valid and sufficient consideration for the covenants set forth in this Section 11; (ii) the business and the industry in which the Company and Purchaser compete is highly competitive.

(e)           Each Seller acknowledges and agrees that all of the conditions and restrictions established in this Section 11 are reasonable, taking into account the circumstances surrounding this Agreement.  Each Seller further acknowledges and agrees that Purchaser would be irreparably damaged if such Seller breaches, or threatens to commit a breach of, any of the covenants set forth in this Section 11 (the “Restrictive Covenants”) and that any such breach or threatened breach could not be adequately compensated in all cases by monetary damages alone.  Accordingly, in addition to any other right or remedy to which Purchaser may be entitled, at law or in equity, it shall be entitled to have the Restrictive Covenants specifically enforced against each Seller by any court of competent jurisdiction, including immediate temporary, preliminary and permanent injunctive relief and, to the extent permitted by law, without the necessity of furnishing any bond or other undertaking.

(f)           If any court of competent jurisdiction at any time deems the Restrictive Covenants, or any part hereof, unenforceable because of the duration or geographical scope of such provisions, the other provisions of this Section 11, will nevertheless stand and to the full extent consistent with law continue in full force and effect, and it is the intention and desire of the parties that the court treat any provisions of this Agreement which are not fully enforceable as having been modified to the extent deemed necessary by the court to render them reasonable and enforceable, and that the court enforce them to such extent.

12.           Indemnification.

(a)           Survival. All representations and warranties of each of Sellers and Purchaser contained in this Agreement shall survive the Closing and shall continue in full force and effect for twenty-four (24) months after the date of this Agreement; provided, however, that:

(i)           the representations and warranties of Sellers contained in Section 6(k) (Taxes) (the “Tax Representations”) shall survive for the period of any applicable statute of limitations plus thirty (30) days, at which time such representations and warranties shall terminate;

(ii)           the representations and warranties of Sellers in Section 5(a) (Authority), Section 5(b) (Enforceability), and Section 5(e) (Title to Shares) shall survive for the period of any statute of limitations pursuant to applicable Law, and

(iii)           the representations and warranties of Sellers contained in Section 6(a) (Organization), Section 6(b) (Subsidiaries), Section 6(c) (Authority; Capacity), Section 6(e) (Capitalization), the first two sentences of Section 6(o) (Title to Assets), and Section 6(cc) (Brokers or Finders) shall survive for the period of any statute of limitations pursuant to applicable Law.

The Sections referenced in the foregoing clauses (i), (ii) and (iii) are referred to herein collectively as the “Extended Representations.”  All covenants and other obligations of Sellers and Purchaser contained in this Agreement shall survive the Closing and continue in full force and effect until such covenants or obligations expire, are fully performed and satisfied, or otherwise indefinitely (except as limited by applicable law) in accordance with the respective terms of such covenants and obligations.  The right to indemnification based upon such representations, warranties, covenants and obligations shall not be affected by any examination, inspection, audit or other investigation conducted by Purchaser with respect to, or any knowledge acquired at any time with respect to, the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation.

(b)           Indemnification by Sellers.

(i)           Sellers acting jointly and severally (solidairement and conjointement) shall indemnify and hold harmless Purchaser and its directors, officers, shareholders, and employees (collectively, the “Purchaser Indemnified Persons”), and will reimburse the Purchaser Indemnified Persons, and if Purchaser so wishes the Company, for, any loss, liability, claim, damage or expense (including reasonable costs of investigation and defense and reasonable attorneys’ fees and expenses) (collectively, “Losses”) arising or resulting from or in connection with any inaccuracy or breach of any representation or warranty of Sellers set forth in Section 5 of this Agreement.

(ii)           Sellers acting jointly and severally (solidairement and conjointement) shall indemnify and hold harmless the Purchaser Indemnified Persons, and will reimburse the Purchaser Indemnified Persons for, any Losses arising or resulting from or in connection with any of the following:

(A)           any inaccuracy or breach of any representation or warranty of Sellers set forth in Section 6 of this Agreement;

(B)           any breach of any covenant or obligation of Sellers in this Agreement or any Transaction Document (other than the covenants set forth in Section 11).

(C)           any claim by any person for payment of any fees or expenses incurred by the Company in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby (other than any claim for such fees or expenses which Purchaser has agreed to pay pursuant to Section 16);

(D)           except for Taxes reflected on the Final Closing Balance Sheet and accounted for in the calculation of Actual Net Working Capital, Taxes of the Company with respect to any period ending on or prior to the Closing Date, or the portion of any Straddle Period (as defined in Section 14(b) hereof) ending on the Closing Date;

(E)           any claims by customers relating to the billing practices of the Company or Company Subsidiaries with respect to any period prior to the Closing Date to the extent that such practices are not in compliance with the terms of the applicable Contract with such customer;

(F)           except for amounts reflected on the Final Closing Balance Sheet and accounted for in the calculation of Actual Net Working Capital, any payments, costs or liabilities of the Company in connection with the acquisition by the Company of all equity interests in any Company Subsidiaries held by any person or entity other than the Company as of September 30, 2011; or

(G)           any of the claims or proceedings listed on Schedule 6(t) of the Disclosure Schedule, to the extent such claims or proceedings were not reserved against in the Final Closing Balance Sheet.

(c)           Indemnification By Purchaser.  Purchaser shall indemnify and hold harmless Sellers, their respective directors, officers, shareholders, and employees (“Seller Indemnified Parties”) and will reimburse Seller Indemnified Parties for, any Losses arising or resulting from or in connection with any of the following:

(i)           any inaccuracy or breach of any representation or warranty made by Purchaser in this Agreement;

(ii)           any breach of any covenant or obligation of Purchaser in this Agreement or any Transaction Document of Purchaser hereunder;

(iii)           any claim by any person for payment of any fees or expenses incurred by Purchaser in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby (other than any claim for such fees or expenses which Sellers have agreed to pay pursuant to Section 16); or

(iv)           Taxes or any other Liabilities of the Company reflected on the Final Balance Sheet or that arise or accrue after the Closing Date.

(d)           Indemnification Limitation – Basket.  Sellers shall have no obligation to indemnify the Purchaser Indemnified Persons under Sections 12(b)(ii), and no indemnification claims shall be brought against Sellers, absent fraud or willful misconduct (“dol”) until the aggregate amount of Losses thereunder exceeds €300,000 (three hundred thousand euros) (the “Indemnification Basket”), at which point Sellers will be obligated to indemnify the Purchaser Indemnified Person from and against all Losses in excess of the Indemnification Basket; provided, that the Indemnification Basket shall not apply to Losses arising under or related to Section 12(b) due to a breach of the Extended Representations or the Tax Representations, (ii) Sections 12(b)(ii)(C) through 12(b)(ii)(G), and (iii) Section 3(b)(v).

(e)           Indemnification Limitation – Cap.  Sellers shall have no obligation to indemnify the Purchaser Indemnified Persons under Section 12(b)(ii), and no indemnification claims or any other claims shall be brought against Sellers, absent fraud or willful misconduct (“dol”) for Losses in excess of an amount, in the aggregate, equal to the lesser of (i) €5,000,000 (five million euros) and (ii) the total Purchase Price actually received by Sellers hereunder (the “Indemnification Cap”); provided, however, that the Indemnification Cap shall not apply to Losses arising under or related to (i) Section 12(b) due to a breach of the Extended Representations or the Tax Representations, (ii) Sections 12(b)(ii)(C) through 12(b)(ii)(G), and (iii) Section 3(b)(v).

(f)           Right to Holdback and Set-Off.  Upon notice to Sellers’ Representative or to Purchaser specifying in reasonable detail the basis therefore (the “Holdback Notice”), parties may hold back any amount payable by them to the other pursuant to this Agreement pending final resolution or settlement of any outstanding claims for indemnification by a Purchaser Indemnified Person or Seller Indemnified Parties pursuant to this Section 12 (the “Holdback Amount”); provided however that any Holdback Amount may be only withheld for the sole purpose of allowing Purchaser and the Purchaser Indemnified Persons or Sellers and Seller Indemnified Parties, as the case may be, to recover therefrom the amount of any claims for indemnification that the Purchaser Indemnified Persons or Seller Indemnified Parties has asserted under this Section 12; and provided, further, that the Holdback Amount shall not exceed the amount that have been or would reasonably be expected to be suffered by the Purchaser Indemnified Person or Seller Indemnified Parties in accordance with Section 12 below.  Upon final resolution or settlement of any claims for indemnification pursuant to this Section 12, the Purchaser or Sellers’ shall be entitled to definitively apply the Holdback Amount to the payment of any amount owed under this Section 12, being stated that the unused portion of the Holdback Amount shall then be released within ten (10) business days after the final resolution or settlement of the said claims for indemnification.  In the event that the Sellers’ Representative or Purchaser objects to the reasons for any holdback hereunder, the party concerned may instruct by written notice the other to deposit the Holdback Amount into an interest-bearing escrow account established pursuant to a customary escrow agreement with a first ranking bank established in France mutually acceptable to Purchaser and Sellers’ Representative, pursuant to which such escrow deposit or portion thereof, together with accrued interest thereon, shall be released to the appropriate party or parties promptly following the resolution of such dispute.  Upon final resolution or settlement of any claims for indemnification pursuant to this Section 12, Sellers’ Representative and Purchaser shall deliver a joint instruction to the escrow agent managing such escrow account to release the funds in the account (together with all accrued interest thereon) in accordance with the parties’ instructions.  The exercise of a right of holdback by Purchaser or Sellers’ Representative in good faith, whether or not ultimately determined to be justified, will not constitute a breach of Section 4.  Neither the exercise of, nor the failure to exercise, such right of holdback will constitute an election of remedies or limit the parties in any manner in the enforcement of any other remedies that may be available to them.  In the event that any suit or action is instituted by Sellers or Purchaser in relation to the exercise of a right of holdback by the other hereunder, the prevailing party in such dispute shall be entitled to recover from the losing party all reasonable fees, costs and expenses of such prevailing party incurred in connection with such dispute in addition to fees and expenses of the escrow agent.

(g)           Indemnification Procedures and Other Limitations.

(i)           An indemnified party hereunder (the “Claiming Party”) shall give the indemnifying party (and Sellers’ Representative if the third party’s claim is against a Purchaser Claiming Party (“Indemnifying Party”), prompt written notice of any claim of a third party (a “Third Party Claim”) as to which the Claiming Party proposes to demand indemnification hereunder, within twenty (20) days after learning of such Third Party Claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim), together with a statement specifying the basis of such Third Party Claim (the “Third Party Claim Notice”).  The Third Party Claim Notice shall (i) describe the claim in reasonable detail, and (ii) indicate the amount (estimated, if necessary, and to the extent feasible) of the damages that have been or may reasonably be expected to be suffered by the Claiming Party, and (iii) the basis on which indemnification is sought.  The failure to give a Third Party Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party of any liability hereunder unless the Indemnifying Party was prejudiced or harmed thereby under this Section 12, and then only to the extent of such prejudice or harm.  The Indemnifying Party must provide written notice to the Claiming Party that it is either (i) assuming responsibility for the Third Party Claim, or (ii) disputing the claim for indemnification against it (the “Indemnification Notice”). The Indemnification Notice must be provided by the Indemnifying Party to the Claiming Party within thirty (30) days after receipt of the Third Party Claim Notice or within such shorter time as may be necessary to give the Claiming Party a reasonable opportunity to respond to such Third Party Claim (such period is referred to herein as the “Indemnification Notice Period”).

(ii)           If the Indemnifying Party provides an Indemnification Notice to the Claiming Party within the Indemnification Notice Period that it assumes responsibility for the Third Party Claim, the Indemnifying Party shall have the right to assume and conduct the defense of such Third Party Claim at its own expense, provided, however, that in the event that the interests of the Claiming Party and the Indemnifying Party are, or may reasonably be expected to become, in conflict with or adverse to one another with respect to such Third Party Claim, the Claiming Party may retain its own counsel at the Indemnifying Party’s expense with respect to such Third Party Claim; provided further, however that such expense must be reasonable in the context of the dispute.  In the event the Indemnifying Party assumes and conducts the defense on behalf of the Claiming Party, the Indemnifying Party shall, subject to Sections 12(d) and 12(e), as applicable, be deemed to acknowledge that it is responsible to the Claiming Party for any damages as a result of such Third Party Claim, and may settle such Third Party Claim, but shall not, without the consent of the Claiming Party, agree to any settlement that does not include a provision whereby the plaintiff or claimant in the matter releases the Claiming Party from all liability with respect thereto or agree to any relief other than money damages (and a full release related thereto).  If the Indemnifying Party does not assume the defense of such Third Party Claim in the manner provided above, or if after commencing or undertaking any such defense, fails to prosecute diligently or withdraws from such defense, the Claiming Party shall have the right to undertake the defense thereof, but shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, it being agreed that such consent shall not be unreasonably withheld if the consent or settlement is not for money damages only or if the consent or settlement does not include a provision whereby the plaintiff or claimant of such Third Party Claim releases the Indemnifying Party from all liability with respect to such Third Party Claim).  In the event that (x) a final judgment or order in favor of such third party in respect of such Third Party Claim is rendered against the Claiming Party, that is not subject to appeal or with respect to which the time to appeal has expired without an appeal having been made, or (y) such Third Party Claim is settled in accordance with this Section 12, resulting in liability on the part of the Claiming Party, then subject to the limitations set forth in Sections 12(d) and 12(e), the Indemnifying Party shall pay the amount of such liability.

(iii)           In the event that the Indemnifying Party disputes the claim for indemnification against it, the Claiming Party shall have the right to conduct the defense and to compromise and settle such Third Party Claim in any manner the Claiming Party may deem reasonably appropriate; provided, that the Claiming Party shall not, without the consent of the Indemnifying Party, agree to any settlement that is not for money damages only and does not include a provision whereby the plaintiff or claimant of such Third Party Claim releases the Indemnifying Party from all liability with respect to such Third Party Claim. If such dispute is finally resolved in favor of indemnification, by the Indemnifying Party by a court or other tribunal of competent jurisdiction or by mutual agreement of the Claiming Party and Indemnifying Party, subject to the provisions of Sections 12(d) and 12(e), the Indemnifying Party shall within ten (10) days of the date of such resolution or agreement, pay to the Claiming Party all damages paid or incurred by the Claiming Party in connection therewith.

(iv)           Any Loss for which an indemnity payment is due and payable by an Indemnifying Party under this Agreement shall be net of (A) any insurance proceeds actually recovered or received by the Claiming Party or any of its affiliates and (B) any Tax Benefit actually realized by the Claiming Party or any of its affiliates from the incurrence or payment of any such Losses in or before the year of the indemnity payment.  For this purpose, “Tax Benefit” shall mean, with respect to a Loss subject to indemnity under this Agreement or any other specified deduction, an amount by which the actual cash Tax liability of a Claiming Party (or group of corporations filing a Tax Return that includes the Claiming Party), with respect to a taxable period, is reduced solely as a result of such Loss or deduction (treating any Tax item attributable to such Loss or deduction as the last item claimed for any taxable period).

(v)           No Loss will be recoverable by any Purchaser Indemnified Party if it is taken into account for the purposes of determining any portion of the Purchase Price, the sale and assignment of Accounts Receivable pursuant to Section 13(b), or the Tax matters pursuant to Section 14.

(vi)           Except with respect to any Losses that are the result of fraud or willful misconduct (“dol”) on the part of the other party or any of its affiliates, each of the parties hereto agrees that from and after the Closing, its exclusive remedy with respect to any and all claims relating to breaches of covenants, representations and warranties of this Agreement shall be indemnification pursuant to Section 12; provided, however, that nothing in this provision shall limit any equitable remedy, including injunctions and specific performance, that a party may have pursuant to this Agreement.

(vii)           For purposes of determining whether a breach of a representation or warranty under Section 5 or 6 has occurred and calculating Losses in connection with a claim for indemnification under this Section 12, each representation or warranty (other than Section 6(l)) that contains any qualification as to “materiality” or “material adverse effect” or “Material Adverse Change” shall be deemed to have been given as though there were no such qualifications, and any such qualifications shall be deemed disregarded for purposes of this Section 12.

(viii)           No liability will arise in respect of any breach of any representation, warranty, covenant or agreement herein to the extent that liability for such breach occurs directly or indirectly as a result of any retroactive application of a change in applicable Law.

(ix)           Purchaser and the Company will take commercially reasonable efforts to mitigate any Losses arising out of or resulting from any breach of the representations and warranties made in Section 6 after becoming aware of any event which would reasonably be expected to give rise to any such Losses.

(x)           Any liability for any indemnification for Losses shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement contained in this Agreement.  All indemnification payments under this Agreement shall be treated as adjustments to the Purchase Price for all relevant Tax purposes.

13.           Other Agreements and Covenants.

(a)           General.  The parties hereto agree in case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as any other party hereto reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 12).

(b)           Accounts Receivable.

(i)           If, as of the close of business on the two-hundred eightieth (280th) day following the Closing Date, the Company or Purchaser shall not have collected the full face amount of the Accounts Receivable set forth on the Final Closing Balance Sheet (net of the allowance and any reserves for uncollectible receivables set forth on the Final Closing Balance Sheet), then Sellers jointly and severally agree that the Company or Purchaser may, within ten (10) days after the expiration of such 280-day period, assign good and marketable title to any unpaid Accounts Receivable to Sellers, free and clear of any Encumbrances, by way of assignment of receivables (cession de créances) in the form required by article 1691 et seq. of the French civil code, and receive payment in cash for the uncollected amount of such Accounts Receivable.  Purchaser shall cause the Company to use commercially reasonable efforts after the Closing to collect all Accounts Receivable and which efforts shall be no less than the efforts generally utilized by Purchaser with respect to its own accounts receivable, but neither the Company nor Purchaser shall be required to commence any legal action in connection with such collection efforts.  Upon the assignment of any such unpaid Accounts Receivable to Sellers, (i) Sellers may take such commercially reasonable actions, at Sellers’ sole cost and expense, as Sellers deems advisable with respect to the collection thereof, (ii) all proceeds from such collection actions shall be the property of Sellers, and (iii) any sums paid to Purchaser on account of such assigned Accounts Receivable shall be promptly paid to Sellers or as Sellers’ Representative directs.  All costs relating to the assignment of the receivables (including fees of the process servers) pursuant to this Section 13(b) shall be borne by Sellers and promptly reimbursed by Sellers to the Purchaser or as Purchaser directs.

(ii)           Upon notice to Sellers’ Representative specifying in reasonable detail the basis therefor, Purchaser may, pursuant to applicable law, set-off any amount to which it may ultimately, finally determined, without recourse, to be owed under this Section 13(b) against amounts otherwise payable under Section 4.  The exercise of a right of set-off by Purchaser in good faith, whether or not ultimately determined to be justified, will not constitute a breach of Section 4; provided, however, that in the event that any such set-off by Purchaser is ultimately determined not to be justified, Purchaser shall pay, in addition to such damages and restitution awarded by a court or arbitrator with jurisdiction over such matter, interest on any unpaid amount determined by such court or arbitrator to be due and payable hereunder as a rate equal to the prime rate published from time to time by the Wall Street Journal from and after the date of such set-off by Purchaser to the date of payment of such amount determined by such court or arbitrator to be due and payable hereunder.  Neither the exercise of, nor the failure to exercise, such right of set-off will constitute an election of remedies or limit Purchaser in any manner in the enforcement of any other remedies that may be available to it.  In the event that any suit or action is instituted by Sellers in relation to the exercise of a right of set-off by Purchaser hereunder, the prevailing party in such dispute shall be entitled to recover from the losing party all reasonable fees, costs and expenses of such prevailing party incurred in connection with such dispute.

(c)           Registered Shares.  Parent and Purchaser shall use its respective reasonable best efforts to cause the shares of common stock of Parent used to pay any portion of the Purchase Price (including without limitation, any EBITDA Earn-Out Payment or Cumulative Earn-Out Payment) to be registered for resale pursuant to a registration statement that has been filed with, and declared effective by, the U.S. Securities and Exchange Commission on the date of delivery of such shares to Sellers under this Agreement.

(d)           Funding Commitment.  Purchaser agrees to contribute to the Company a shareholder loan of €1,000,000, in the aggregate, in immediately available funds (the “Funding Commitment”), within five (5) business days following the Closing Date.  Sellers acknowledge and agree that the Funding Commitment provides sufficient working capital to fund the operations of the Business during the entire Earn-Out Period, and if and to the extent that the Funding Commitment is insufficient for such purpose, Mr. Christophe Delaune personally agrees to contribute the amount of any such deficiency.

(e)           Sale or Transfer of Grand Format.  In the event of the sale of the Company’s equity interest in Grand Format SARL, Purchaser shall cause the proceeds received by the Company from such sale to be paid as additional Purchase Price to the accounts of Sellers as directed by Sellers’ Representative, less (i) all costs and expenses incurred by the Company in connection with such sale, (ii) any Taxes payable by the Company with respect to such sale, and (iii) an amount equal to €600,000 (the “Escrow Amount”) to be deposited into an interest-bearing escrow account established pursuant to a customary, mutually acceptable, escrow agreement with a first ranking bank established in France mutually acceptable to Purchaser and Sellers’ Representative in order to satisfy the Losses of the Company or Purchaser, if any, arising out of the pending litigation between the Company, Grand Format and A2NPH arising from claims for unfair competition (the “GF Claim”).  The Sellers hereby agree that in the event that the GF Claim would result in any Losses, the Purchaser may request the release of an amount equivalent to the Losses from the escrow account pursuant to the terms of the escrow agreement. If and to the extent that the Escrow Amount is not sufficient to satisfy such Losses, then the Sellers jointly and severally agree to promptly pay or reimburse the Company or Purchaser for the amount of any such Losses that exceed the Escrow Amount.  Conversely, Purchaser agrees that in the event the GF Claim is terminated or resolved in the Company’s favour without giving rise to any Losses of the Company, or in the event the Losses amount to less than the Escrow Amount, any remaining balance of the Escrow Amount shall be released in full to the Sellers pursuant to the terms of the escrow agreement. In the event that the Sellers fail to comply with their obligations under this Section 13(e), the Purchaser will be entitled to call the GF Guarantee by sending a written notice to Christophe Delaune pursuant to the terms of the GF Guarantee and Christophe Delaune shall within ten (10) Business Days of the receipt of the notice pay the amount of the Losses that exceed €600,000, being stated that Mr. Christophe Delaune irrevocably agrees to waive its rights to benefit from the provisions of Article 2298 (“bénéfice de discussion”) and of Articles 2303 and 2304 (“bénéfice de division”) of the French Code Civil pursuant to the GF Guarantee. In the event that the Company does not sell or otherwise dispose of its equity interest in Grand Format SARL on or prior to April 30, 2012, the Company shall transfer to Sellers 100% of the Company’s equity interest in Grand Format SARL and 100% of its ownership interests in all printing presses and other manufacturing equipment, if any.

(f)           Transfer or Dissolution of Productions Graphics US.  As soon as practicable following the Closing, but in no event more than sixty (60) days following the Closing, Sellers shall cause the Company, at Sellers’ sole cost and expense, to transfer to Sellers 100% of the Company’s equity interest in Productions Graphics Group US or otherwise complete the dissolution and winding up of Productions Graphics Group US.

(g)           Transfer of Interests in Company Subsidiaries.  As soon as practicable following the Closing, but in no event more than sixty (60) days following the Closing, Sellers shall cause the Company, at Sellers’ sole cost and expense, to acquire all equity interests in any Company Subsidiaries held by any person or entity other than the Company as of September 30, 2011.  For the avoidance of doubt, Sellers shall be responsible (and reimburse the Company) for all payments, costs or liabilities of the Company in connection with the acquisition by the Company of such equity interests, except to the extent such amounts are reflected on the Final Closing Balance Sheet and accounted for in the calculation of Actual Net Working Capital.

(h)           Post Closing Access to Records/Cooperation.

(i)           Purchaser and Sellers shall provide each other with such assistance as may reasonably be requested by the other in connection with the preparation of any return or report of Taxes, any audit or other examination by any taxing authority, any judicial or administrative proceedings relating to liabilities for Taxes, or any other matter for which cooperation and assistance is reasonable requested.  Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material.  Purchaser and Sellers will retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.

(ii)           Each of Sellers and Purchaser agree that in the event after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, each such party will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 12).

14.           Tax Matters.

(a)           Purchaser shall cause the Company to prepare and timely file all Tax Returns of the Company due after the Closing Date (including any amended Tax Returns) for all taxable periods ending on or before the Closing Date, in a manner consistent with existing procedures and practices and accounting methods of the Company, unless such treatment does not have sufficient legal support to avoid the imposition of penalties, fines or similar amounts.  Purchaser shall deliver a draft of each such Tax Return to Sellers not fewer than ten (10) days prior to the deadline for filing such Tax Return and shall adopt all reasonable comments of the Sellers with respect to the Tax Returns prior to filing.

(b)           Liability for Taxes.  Within three (3) business days after the delivery of written demand from the Company, Sellers shall reimburse the Purchaser (or, and if the Purchaser so wishes the Company) for all Taxes of the Company for any Tax period ending on or before the Closing Date (a “Pre-Closing Tax Period”) and for Sellers’ portion (as determined pursuant to Section 14(e)) of all Taxes of the Company for any Tax period that begins before the Closing Date and ends after the Closing Date (a “Straddle Period”), except for Taxes reflected on the Final Balance Sheet and already accounted for in the calculation of Actual Net Working Capital, to the extent that said Taxes would have been deducted from the Purchase Price.  The Company shall be responsible for all Taxes of the Company for any Tax period that begins after the Closing Date (a “Post-Closing Tax Period”) and for its portion (as determined pursuant to Section 14(e) of all Taxes of the Company for any Straddle Period, and provided, for the avoidance of doubt, that Sellers shall in no way be liable for any Taxes of the Company which may triggered by refunds of Taxes made by the Sellers pursuant to this Section 14.

(c)           Cooperation.  Purchaser and Sellers shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes.  Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material.

(d)           Tax Contests.  If any governmental body or authority issues to the Company (i) a written notice of its intent to audit examine or conduct another proceeding with respect to Taxes or Tax Returns of the Company for periods ending on or prior to the Closing Date or (ii) a written notice of deficiency, a written notice of reassessment, a written proposed adjustment, a written assertion of claim or written demand concerning Taxes or Tax Returns for periods beginning on or prior to the Closing Date, Purchaser or the Company shall notify Sellers’ Representative of its receipt of such communication from the governmental body or authority within ten (10) business days after receiving such notice of deficiency, reassessment, adjustment or assertion of claim or demand (each, a “Tax Claim”).  No failure or delay of Purchaser or the Company in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of Sellers pursuant to this Agreement, except to the extent that such failure or delay shall preclude the Company from defending against any liability or claim for Taxes that Sellers is obligated to pay hereunder.  Purchaser and the Company shall control any proceeding relating to any Tax Claim with respect to Taxes or Tax Returns (a “Tax Contest”); provided, that (i) Sellers shall have the right to participate in any such Tax Contest to the extent it relates to a Tax Return for a period ending on or prior to the Closing Date and (ii) Purchaser and the Company shall not settle or otherwise resolve any Tax Contest (or any issue raised in such Tax Contest) if such settlement or other resolution relates to Taxes for which Sellers are liable under this Agreement without the permission of Sellers’ Representative (which will not be unreasonably withheld or delayed).  At the request of Sellers’ Representative, Purchaser and the Company shall resolve and settle any issue related to Taxes for any period ending before the Closing Date on terms acceptable to Sellers’ Representative and the applicable taxing authority; provided, that (i) Seller shall have paid to the Company or Purchaser or the applicable governmental authority prior to or when entering into the settlement or other resolution all Taxes (and other amounts) for which Sellers are liable under this Agreement as a result of such settlement or other resolution, and (ii) the settlement or other resolution could not result in Purchaser or the Company or any of their affiliates paying any Taxes (or other amounts) that Sellers are not required to fully indemnify Purchaser or the Company for under the Agreement.  If there is an adjustment to any Tax Return which creates a deficiency in any Taxes for which the Sellers are liable under this Agreement, Sellers shall pay to Purchaser or the applicable governmental authority the amount of such deficiency in Taxes within three (3) days of the Tax being due or three (3) days after written demand for payment or after final resolution of such Tax Contest, whichever is later.

(e)           Proration of Taxes.  For purposes of determining the Taxes that relate to any Pre-Closing Tax Period or the portions of any Straddle Period, the parties agree to use the following rules:

(i)           Taxes in the form of interest, penalties, additions to Tax or other additional amounts that relate to Taxes for any period ending on the Closing Date (or the portion of any Straddle Period ending on the Closing Date) shall be treated as occurring in a period ending on the Closing Date (or the portion of the Straddle Period ending on the Closing Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date;

(ii)           With respect to Taxes that are payable with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the Straddle Period ending on the Closing Date shall be:

(A)           in the case of Taxes measured by, or imposed on, net income or any other Taxes resulting from, or imposed on, sales, receipts, uses, transfers or assignments of property or other assets, payments or accruals to other persons (including, without limitation, wages), or any other similar transaction or transactions, the amount that would be payable for the portion of the Straddle Period ending on the Closing Date if the Company filed a separate Tax Return with respect to such Taxes or Taxes solely for the portion of the Straddle Period ending on the Closing Date; and

(B)           in the case of all other Taxes, an amount equal to the amount of Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

For purposes of clause (A) above, any item determined on an annual or periodic basis (including amortization and depreciation deductions and the affects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period.

(f)           Tax Treatment of Certain Items.  The parties agree (and shall file all Tax Returns consistently with such agreement) that:

(i)           all indemnification payments under this Agreement shall be treated as adjustments to the Purchase Price for all relevant Tax purposes; and

(ii)           all payments of the EBITDA Earn-Out Payments and the Cumulative Earn-Out Payment, if any, shall be treated as payments of additional Purchase Price for all relevant Tax purposes.

15.           Termination.

(a)           Termination.  This Agreement may be terminated at any time prior to the Closing:

(i)           by the written agreement of Purchaser and Sellers’ Representative;

(ii)           by Purchaser or Sellers’ Representative if the Closing shall not have occurred on or before October 27, 2011 for any reason;

(iii)           by Purchaser, if Sellers have breached or failed to comply with their warranties, representations or obligations under this Agreement such that the conditions set forth in Section 9(a) would not reasonably be expected to be satisfied, and such breach or failure to comply shall not have been cured within a period of five (5) business days after Purchaser shall have given written notice to Sellers’ Representative of such breach or failure to comply; or

(iv)           by Sellers, if Purchaser has breached or failed to comply with its warranties, representations or obligations under this Agreement such that the conditions set forth in Section 9(b) would not reasonably be expected to be satisfied, and such breach or failure to comply shall not have been cured within a period of five (5) business days after Sellers’ Representative shall have given written notice to Purchaser of such breach or failure to comply.

(b)           Effect of Termination.  Termination of this Agreement pursuant to this Section 15 shall terminate all liabilities and obligations of the parties, except for the obligations under this Section 15 (Termination), Section 16 (Expenses), Section 17 (Governing Law), Section 24 (Notices), Section 26 (Entire Agreement) and Section 28 (No Strict Construction), all of which shall survive any termination of this Agreement; provided, however, that nothing in this Section 15(b) shall relieve or limit the liability hereunder of any party (the “Defaulting Party”) to the other party or parties on account of a willful breach of a covenant contained herein by the Defaulting Party.  In the case of such a breach, in addition to any damages for which the Defaulting Party may be liable, the Defaulting Party shall reimburse the other party or parties for any expenses incurred by such party or parties in order to enforce its or their rights under this Agreement (including reasonable attorney’s fees and expenses).

16.           Fees and Expenses.  Except as otherwise set forth in this Agreement, each party shall be responsible for and pay (a) any and all costs or expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) incurred by such party in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation and performance of the transactions contemplated by this Agreement and (b) any brokers’, finders’ or referral fees and expenses payable to any broker, finder, agent or similar intermediary who has acted for or on behalf of such party in connection with this Agreement or the transactions contemplated by this Agreement (the amounts in clauses (a) and (b) collectively, the “Transaction Costs”); provided, however, that Sellers shall pay (i) the Transaction Costs of Purchaser in an amount equal to €100,000 (VAT included), (ii) all fees and expenses of CSFW, and (iii) all fees and expenses in connection with the transfer or dissolution of Production Graphics US and the transfer of any equity interests held by the Sellers in the Company Subsidiaries in accordance with Sections 13(f) and 13(g).  Purchaser shall pay the Transaction Costs of Purchaser in excess of €100,000 and any fees payable to any accounting firm that conducts an audit of the Company at the request of Purchaser.

17.           Governing Law; Submission to Jurisdiction.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF FRANCE, WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF.  Any legal action or proceeding with respect to the execution, delivery or performance of this Agreement or any matters arising out of or in connection with this Agreement, and any action for enforcement of any judgment in respect thereof, shall be brought exclusively before the tribunal de commerce de Paris, France.

18.           Guarantee of Parent.  Parent hereby guarantees to Sellers, and is jointly and severally liable with Purchaser (responsable conjointement et solidairement) for the prompt and complete performance of any and all obligations, covenants and agreements required to be performed by Purchaser pursuant to this Agreement, including without limitation, (i) any EBITDA Earn-Out Payment or Cumulative Earn-Out Payment) if and when such portions of the Purchase Price become due and payable in accordance with the provisions of this Agreement, (ii) any EBITDA Accelerated Payment(s) if due, and (ii) any indemnification of Sellers; provided, that any claim under this guaranty against Parent shall be subject to, and Parent shall have available to it in defense of any such claim, any and all of Purchaser’s rights and defenses (including rights of set-off or deduction), whether arising hereunder or otherwise, in respect of any such claim.

19.           Disclosure Schedule.  The Disclosure Schedules will be arranged in sections corresponding to the numbered and lettered Sections.  If a disclosure is made in one of or in any Section of any of the Disclosure Schedule, such disclosure will be deemed disclosed on such other Section or Sections of the Disclosure Schedule to the extent that its relevance or applicability to information called for by such other Section or Sections is reasonably apparent on its face from a plain reading thereof, notwithstanding the omission of a reference or cross reference thereto.  Nothing in the Disclosure Schedule will be adequate to disclose an exception to any representation or warranty unless the applicable disclosure identifies the exception with reasonable particularity and describes the facts relating to such exception in reasonable detail.

20.           Transfer Taxes.  All federal, state, local, foreign transfer, sales, use or similar Taxes applicable to, imposed upon or arising out of the transfer of the Shares or any other transaction contemplated by this Agreement shall be paid by Purchaser.

21.           Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but will not be assignable or delegable by Sellers or Purchaser, without the prior written consent of the other parties hereto, provided, however, that

(i)           Sellers shall be entitled to assign their rights and benefits hereto, without the consent of Purchaser, (a) to an affiliate of Sellers so long as the affiliate assumes Sellers’ rights and obligations hereunder and Christophe Delaune, guarantees and remains jointly and severally liable (responsable conjointement et solidairement) of the Sellers’ obligations hereunder, and (b) in connection with a sale of all or substantially all of Winthrop Limited’s assets (whether structured as a direct sale, merger or otherwise) so long as the assignee or successor assumes Sellers’s obligations hereunder and remains jointly and severally liable (responsable conjointement et solidairement) of the Sellers’ obligations hereunder provided, further, however, that no such assignment shall limit Sellers’ right and obligations hereunder or cause a release of Sellers’ obligations hereunder which shall remain primary together with any such assignee or successor;

(ii)           Purchaser shall be entitled to assign its rights and benefits hereto, without the consent of Sellers’ Representative, (i) to an affiliate of Purchaser so long as the affiliate assumes Purchaser’s rights and obligations hereunder and Parent, if not the affiliate assignee, guarantees and remains jointly and severally liable (responsable conjointement et solidairement) of the Purchaser’s obligations hereunder, and (ii) in connection with a sale of all or substantially all of Purchaser’s assets (whether structured as a direct sale, merger or otherwise) so long as the assignee or successor assumes Purchaser’s obligations hereunder and remains jointly and severally liable (responsable conjointement et solidairement) of the Purchaser’s obligations hereunder; provided, further, however, that no such assignment shall limit Purchaser’s right and obligations hereunder or cause a release of Purchaser’s obligations hereunder which shall remain primary together with any such assignee or successor.

(iii)           In the event of any such assignment and delegation, the term “Purchaser” or “Sellers” as used in this Agreement shall be deemed to refer to each such affiliate or successor of Purchaser or Sellers where reference is made to actions to be taken with respect to the acquisition of the Shares or the Business, and shall be deemed to include both Purchaser or Sellers and each of their respective affiliate or successor where appropriate.

22.           Amendment and Waiver.  This Agreement, or any provision hereof, may be amended or waived; provided, that any such amendment or waiver will be binding on the parties hereto only if (i) such amendment is set forth in a writing executed by all of the parties hereto, or (ii) such waiver is set forth in a writing executed by the party or parties to be bound by such waiver.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach of this Agreement or any of the documents, agreements and instruments executed in connection herewith or contemplated hereby.

23.           Counterparts.  This Agreement may be executed in multiple counterparts, including by means of facsimile, electronic mail or portable document format(.pdf), each of which shall have the force and effect of an original, and such counterparts together shall constitute one and the same instrument.

24.           Notices.  All notices, consents and other communications to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) delivered by an internationally recognized overnight courier service, or (c) sent by facsimile transmission or electronic mail with a confirmation copy sent by overnight courier, in each case, to the parties at the addresses and facsimile numbers as set forth below or at such other addresses and facsimile numbers as may be furnished in writing:

(a)	If to the Sellers:

Winthrop Limited
Turnberry House
1404/1410 High Road
London N20 9BH
United Kingdom
Fax: : +44 208 440 7625
Email:  invest@winthrop-ltd.com

(b)	If to Sellers’ Representative:

Christophe Delaune
42 rue des Tilleuls
92100 Boulogne Billancourt
France
Fax: +33 1 77 37 22 79
Email:  christophe@productions-graphics.com

(c)	If to the Purchaser:

etrinisc Limited
73 rue du Château
92100 Boulogne Billancourt
Attention:  Joseph M. Busky
Fax:  (312) 642-3704
Email:  jbusky@inwk.com

with a copy to:

InnerWorkings, Inc.
600 West Chicago, Suite 850
Chicago, Illinois  60654
Attention:  General Counsel
Fax:  (312) 642-3704
Email:  tandrews@inwk.com

and to:

DLA Piper LLP (US)
203 North LaSalle Street
Chicago, Illinois  60601
Attention:  Richard E. Ginsberg
Fax:  (312) 236-7516
Email : richard.ginsberg@dlapiper.com

Each notice or communication shall be effective (x) if delivered personally or by internationally recognized overnight courier service, when delivered at the address specified in this Section 24, or (y) the next succeeding business day after transmission by facsimile or electronic mail.

25.           No Third Party Beneficiaries.  No person or entity who is not a party to this Agreement, including, but not limited to, any employee or former employee of the Company, shall be deemed to be a beneficiary of any provision of this Agreement, and no such person shall have any claim, cause of action, right or remedy pursuant to this Agreement.

26.           Entire Agreement.  This Agreement, including the Exhibits and Schedules attached hereto (and any other instruments executed and delivered in connection herewith), and the Transaction Documents, embody the entire agreement and understanding of the parties with respect to the transactions contemplated by this Agreement.  This Agreement supersedes all prior discussions, negotiations, agreements and understandings (both written and oral) between the parties with respect to the transactions contemplated hereby that are not reflected or set forth in this Agreement, the Exhibits or the Schedules attached hereto.

27.           Further Assurances.  Each party hereto agrees to promptly execute and deliver all further instruments and documents and take all further action as reasonably necessary or appropriate or that the other party may reasonably request in order to effect the purposes of this Agreement and the Transaction Documents.

28.           No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent and no rule of strict construction will be applied against any party hereto.

29.           “Knowledge” Defined.  Where any representation or warranty contained in this agreement is expressly qualified by reference to the “knowledge” of Sellers, such term shall mean the facts or other information that are actually known by any Seller and that such Seller should be reasonably expected to know after due inquiry as of the date of this Agreement.  For this purpose, “due inquiry” means (i) review of the relevant Sections of this Agreement and corresponding Schedules of the Disclosure Schedule and (ii) reasonable inquiry of individual officers or other management-level employees of the Company likely to have knowledge of the particular subject matter.

30.           Public Announcements.  No party to this Agreement shall issue any press release or other public document or make any public statement relating to this Agreement or the terms, conditions or other matters contained herein without obtaining the prior approval of the other party.  The parties will consult with each other and agree upon the timing of and the means by which the Company’s employees, customers, suppliers and others having dealings with the Company will be informed of the transactions contemplated by this Agreement, subject to requirements of applicable Law.  Nothing in this Section 30 shall require either party to obtain consent to make, or prevent either party from making, any public announcements or disclosures in such form as may be required by, or deemed advisable by such party’s legal counsel pursuant to, the rules of any stock exchange or national securities association or any applicable legal requirements; provided, however, that the disclosing party shall consult in advance with the other party and provide drafts of any proposed disclosure at least two (2) business days in advance of any such disclosure..

31.           Sellers’ Representative.

(a)           Each Seller, on behalf of itself and each of its successors, assigns and heirs, hereby irrevocably appoints Christophe Delaune, as such Sellers’ representative and exclusive agent (the “Sellers’ Representative “), to act on behalf of Sellers in connection with, and to facilitate, any and all transactions arising from, in connection with an incident to the transactions contemplated hereby. In such capacity, Sellers’ Representative shall have the sole and exclusive power and authority to perform all actions required or permitted to be performed by Sellers’ Representative on behalf of Sellers under this Agreement or any other Transaction Document.  A decision, act, consent or instruction of the Sellers’ Representative shall constitute a decision, act, consent or instruction from Sellers and shall be final, binding and conclusive as to Sellers.  Purchaser may rely upon any such decision, act, consent or instruction of Sellers’ Representative as being the decision, act, consent or instruction of Sellers.  Purchaser is hereby relieved from any liability to any persons for any acts done by them in accordance with such decision, act, consent or instruction of the Sellers’ Representative. In furtherance of the foregoing, any reference to a power of Sellers under this Agreement, to be exercised or otherwise taken, shall be a power vested in Sellers’ Representative.

(b)           Sellers’ Representative shall have no liability to any Seller with respect to actions taken or omitted to be taken in Sellers’ Representative’s capacity as Sellers’ Representative, except with respect to any liability resulting from the Sellers’ Representative’s gross negligence or willful misconduct.  Sellers’ Representative shall be entitled to rely upon any directions received from any Seller; provided, however, that Sellers’ Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as Sellers’ Representative, unless Sellers’ Representative has been provided with funds, security or indemnities which, in the sole determination of Sellers’ Representative, are sufficient to protect Sellers’ Representative against the costs, expenses and liabilities which may be incurred by Sellers’ Representative in responding to such direction or taking such action.  Sellers’ Representative shall be entitled to engage such counsel, experts and other agents and consultants as Sellers’ Representative shall deem necessary in connection with exercising Sellers’ Representative powers and performing Sellers’ Representative function hereunder and (in the absence of bad faith on the part of Sellers’ Representative) shall be entitled to conclusively rely on the opinions and advice of such persons.  Sellers’ Representative shall be entitled to reimbursement by Sellers, in proportion to each such Seller’s equity ownership of the Company immediately prior to the Closing, for all reasonable expenses, disbursements and advances (including fees and disbursements of Sellers’ Representative counsel, experts and other agents and consultants) incurred by Sellers’ Representative in such capacity, and for indemnification, by Sellers, against any loss, liability or expenses arising out of actions taken or omitted to be taken in Sellers’ Representative capacity as the Sellers’ Representative (except for those arising out of Sellers’ Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.  Each of the parties hereto acknowledges that it has read and understood this Agreement and has either obtained its own independent counsel with respect to the transactions contemplated hereby, or waived its right to have counsel review this Agreement.

SELLERS: WINTHROP LIMITED

By:	/s/ Patrick Blaise Weber
Name:	Patrick Blaise Weber
Its:	Authorised Signatory

/s/ Christophe Delaune
Christophe Delaune

PURCHASER: ETRINISIC LIMITED, ACTING THROUGH ITS FRENCH BRANCH

By:	/s/ Matthew John Bird
Name:	Matthew John Bird
Its:	Authorised Signatory

PARENT: INNERWORKINGS, INC.

By:	/s/ Joseph M. Busky
Name:	Joseph M. Busky
Its:	Authorised Signatory